ANNUAL REPORT 2009


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First
Capital
Bancorp,
Inc.

...Where People Matter


First
Capital
Bancorp,
Inc.

Dear First Capital Bancorp, Inc. Shareholders and Friends...

On behalf of the Board of Directors and your dedicated team of First Capital Bank associates, we would like to present First Capital Bancorp, Inc.'s 2009 Annual Report. Last year, we called 2008 an "unprecedented year for our industry." If that was the case, what do we call 2009? In 2009, approximately 140 financial institutions failed across the United States, unemployment topped 10% for much of the year, and billions of dollars of Government stimulus was poured into the economy. While there are signs that our economy is starting to slowly recover, we are approaching 2010 with similar concerns as we had in the previous year.

2009 was an interesting and possibly pivotal year for your company, filled with successes, changes and one true disappointment.

The highlights of 2009 center around the keen focus the company had to survive and thrive in this difficult environment. Our goals for 2009 were to keep a close watch on the company's Liquidity, Capital Levels, Funding Costs (net interest margin), and the adequacy of our Loan Loss Reserves. We had a further goal of keeping and adding to our management team and, like 2008, being a profitable company. Specific highlights of 2009 are listed below.

Liquidity — We have grown core deposits by over $73 million during the year, decreased our reliance on CDs from 75% of our deposits at December 31, 2008 to 57% of our deposits at December 31, 2009. At December 31, 2009, the company had excess cash on hand of approximately $24 million. This means the company has enough cash and availability of cash to meet all of its obligations both in the present and in the future.

Capital — At December 31, 2009 the Company's total risk based capital was 14.09% compared to 12.36% at December 31, 2008. The company had tier one risk based capital of 12.36% compared to 10.62% at December 31, 2008. Financial institutions are considered well capitalized if they have over 10% total risk based capital and over 6% tier one risk based capital. We remain one of the most well capitalized financial institutions in Central Virginia.

Deposit Costs — the Company's total deposit costs were 2.21% at December 31, 2009 compared to 3.30% at December 31, 2008, a 109 basis point improvement. This was accomplished while increasing the amount of CDs with a maturity greater than 1 year by over $84 million, thereby positioning the company's balance sheet to better withstand a potential rise in interest rates. The result of which was to increase our net interest margin to 3.08% during the fourth quarter of 2009 and to 3.17% for the month of December, 2009.

Allowance for Loan Losses — During the year, the Company added approximately $2.3 million to its loan loss reserve, increasing its Loan Loss Reserve coverage to 1.64% of the total loan portfolio. This compares to 1.36% at December 31, 2008. This increase was deemed prudent given the economic environment we live in today, even though the company only experienced approximately $745 thousand in net charge-offs for the year.

We have grown our deposit base, lowered our costs of funds, increased our capital and positioned the balance sheet for future success, all the while increasing our level of loan loss reserve to reflect the environment, and **earned a profit in both 2009 and 2008**.

Our true disappointment for 2009 was the termination of our potential merger with Eastern Virginia Bankshares. We spent a lot of time, effort and money on this potential transaction. We believed on April 3rd of 2009 that the combination of these two good banks to make a great bank was in the best interest of our customers, shareholders, employees and our communities. We still believe that today, however with the regulatory and economic environment that existed in 2009, regulatory approval took much longer than we ever anticipated and reached a point, we believed, that continuing to wait for this approval was not in the best interest of either company. We wish the management, employees and customers of EVB the best for the future. They remain good friends of our company.

For the year ended December 31, 2009, First Capital Bancorp, Inc. reported net income of $308,000 or ($0.07) cents per share (after TARP dividends), as compared to $170,000 or $0.06 cents per share, for the year ended December 31, 2008. In the fourth quarter of 2009 the company posted profits of $532,000 which was the highest quarterly net income in the company's history.

Net income in both 2009 and 2008 was negatively affected by our cautious stance regarding the economy and its potential effect on our loan portfolio. In both 2009 and 2008 we significantly increased our allowance for loan losses. The provision for loan loss was $2.3 million for the year ended December 31, 2009 compared to $2.9 million for the year ended December 31, 2008. This resulted in a year-end loan loss allowance of $6.6 million.

Fortunately for our company, our net charge-offs were only $745 thousand for 2009 and $353 thousand for 2008, well below our provisioning levels. However, we still believe these levels of loan loss reserves are prudent in light of the economic times. The continued deterioration in the national economy has taken its toll in our market, particularly the local real estate market, which in turn took an increasing toll on our real estate loan portfolio. This has resulted in higher, but manageable, levels of non performing assets resulting in increasing provision for loan losses.

Total assets grew by $98.8 Million over the same period last year to $530.4 Million, an increase of 22.9%. Net loans grew $31.1 Million to $397.1 Million, an increase of 8.1% over the previous year. Deposits grew to $422.1 Million, an increase of 26.3% over the previous year. The Company continues to operate in an active marketplace and has been successful in improving its market share, enjoying double-digit growth each year since its inception in 1998. The growth over the past several years confirms the Company's ability to efficiently utilize its platform while expanding our banking franchise.

Net interest income for the year ended December 31, 2009, increased to $12.6 million, an increase of 14% over 2008 results. This increase was due to sound loan growth in an environment where the industry as a whole was battling a third year of significant interest margin compression. Non-interest expense increased 24.1% in 2009 primarily due to growth of the Bank franchise, including the opening of a new branch office in Bon Air in the past summer of 2008 and our new branch at WestMark, which replaced our original Broad Street branch in late 2008. In 2009, we moved our Forest Office Park location into a new facility at the corner of Three Chopt Road and Patterson Avenue.

The Company would also like to announce the addition of three new professionals to our team. Gary Armstrong joined us as Senior Vice President of Commercial and C&I Lending. Gary has over 25 years of lending experience in the Richmond area. Andy Ferguson joined the Company as Senior Vice President and Chief Credit Officer, and Matt Paciocco joined us as a Credit Analyst. We are excited about these new members of our team and thank all of our current teammates for the hard work they have exhibited in this difficult environment.



Left to Right: Bob Watts, John Presley, Grant Grayson.

First Capital Bancorp, Inc. stock closed at $4.80 per share at year-end, as compared to $6.43 per share a year earlier. The Company's stock performance was unfortunately characteristic of that of the financial services industry in response to the sub-prime mortgage crisis. However, First Capital Bankcorp, Inc. does not have any sub-prime mortgage loans or investments on its balance sheet. The Company remains "well capitalized" by regulatory standards. As a result, First Capital Bancorp, Inc. is well poised to continue to grow our franchise, we remain focused on earnings growth, Capitalize efficiencies, and asset quality in this very challenging economic environment.

In summary, 2009 was another challenging year for First Capital Bancorp, Inc. and the industry. However, in light of those challenges the company experienced prudent growth and improved profitability. Asset quality remained sound considering the current environment. Our associates continue to have high morale and the Company enjoys an employee turnover ratio that is well below industry standards. We opened another highly visible branch, broadened our senior management team, and maintained strong capital levels to support dealing with this environment and potential growth of the company. While the banking industry as a whole dealt with the changing dynamics of the real estate market and significant compression in net interest margin, First Capital Bancorp, Inc. was fortunate to report positive net income in 2008 and now again in 2009.

We hope that you concur that the company's performance in 2009 was a reflection of the current economic conditions and that the company is well positioned for the future. Your First Capital Bancorp, Inc. team is highly committed to continued success and is focused on further promoting the company's franchise while driving shareholder value. We'll continue to strategically open new offices in Central Virginia (as the market dynamics allow), remain true to our commitment to strong asset quality, constantly seek new business opportunities and strive to deliver a superior banking experience within the communities we serve. As always, we remain steadfast to the one simple principle that drives the Company's financial decisions, customer service, shareholder value and employee relations . . .

... people matter!

With warmest regards,

Bob Watts	John Presley	Grant S. Grayson
President *First Capital Bancorp, Inc.* *President and CEO* *First Capital Bank*	*CEO* *First Capital Bancorp, Inc.*	*Chairman*

The First Capital Bank Lending Team Experience, Knowledge, Professionalism, Trust, Strength


Desiree Harlow


Lazette Thomas


Carol Adkins


Nikki Shibley


Marie Armstrong


Sarah Everett



One of the basic values of being a strong community bank is a business focus. At First Capital Bank, we take this value one step further to make the real focus local business. Our lending and business development decisions are based on local knowledge and expertise. This approach to banking is vital to the continuation of a thriving local economy.

First Capital Bank can offer our business and retail customers a full range of financial services from traditional checking accounts to investment strategies and asset management. Our lenders each specialize in a specific type of financial management.

Brad Hildebrandt, Gary Armstrong and Kate Wagner focus on commercial lending and account management. Bill Bien, Del Ward and Laura McCombs focus on the needs of local small business owners. Our Private Client Group led by Richard McNeil with the help of Margaret Hernandez manages the full banking needs of our attorneys, doctors, and other professional groups. Jim Sedlar, Ray Santelli and Kyle Hendricks manage the ever changing demands of the Real Estate world. Barry Almond leads our retail team which specializes in consumer loans for our banking customers. If you're in need of a loan, whether it be for a new vehicle, or a new business venture, please give one of our experienced and knowledgeable lenders a call. They will be happy to help you in any way they can. We're sure you'll agree that "First Capital Bank… Where People Matter" isn't just a logo to us — it truly is the way we do business!



Top: Ray Santelli and Michael Puccinelli, Owner/Developer, Puccinelli Properties

Above: Bill Bien and Gil Grattan, President, Virginia Green Lawn Care

Opposite Page From Bottom Left to Right: Margaret Hernandez, VP/ Private Banker, Gary Armstrong, SVP/ Commercial Banking Group Manager, Richard McNeil, SVP/Private Client Group Leader, Kyle Hendricks, VP/Commercial Lending Officer, Laura McCombs, VP/Commercial Lending Officer, Brad Hildebrandt, EVP/Sr. Commercial Lender, Jim Sedlar, SVP/A&D and Construction Lending, Kate Wagner.SVP/Chief Operating Officer, Bill Bien, SVP/ Sr. Lending Officer, Barry Almond, SVP/Sr.Retail Banking Leader. Not pictured, Del Ward, SVP/Business Banking Team Leader.





Matt Paciocco
Assistant Vice President
Senior Credit Analyst

Relationships Come First at First Capital

Matt Paciocco, Assistant Vice President and Senior Credit Analyst at First Capital Bank has a philosophy about community banking. "People want to know that they are cared about," said Matt.

That core idea about relationships between community bankers and their customers shows up every day at First Capital. It's even part of the bank's tagline...Where People Matter. This difference sets First Capital apart from other banks that are large and impersonal.

"Community banks work hard to build strong relationships with their customers," explained Matt. "It lets us be more flexible in meeting our clients' needs."

Matt, who grew up in Richmond and has been in community banking since his graduation from Longwood University, feels that First Capital has the ability to make good business decisions while working with customers to help them achieve their goals.

"Our customers are not just numbers on a computer screen. The clients we work with are neighbors, peers and local businesses."

When Matt's not helping First Capital customers, he's enjoying his growing family, golf and the Redskins when football season rolls around.



Gary Armstrong
Senior Vice President
Commercial Banking Group Manager

Knowing Your Customer is the First Step

Senior Vice President and Commercial Banking Group Manager, Gary Armstrong, believes in the power of knowing the customer. "When you know your customer, you can be a much better financial partner resulting in a more beneficial banking relationship," said Gary.

He feels that because First Capital is a community-focused bank, it lets their bankers spend more time with their customers and not get bogged down in a lot of process and procedures.

"Our focus on people is our claim to fame and this type of focus is critical towards being a successful community bank," explained Gary.

As the statewide banks got purchased in the 1990s, banks became larger and much less personal. This opened up a market for community banks that could concentrate on the customer.

"Bigger banks hand down decisions made by people outside of our community. Because First Capital is local, we know and understand our borrowers and their needs," said Gary. "We want to stay close to the customer and do the right thing. When we invest in the community, it stays in the community!"

A married father of three girls, this Chester, Virginia native likes to cheer for Virginia Tech football and hits the golf course in his spare time.

First Capital Bancorp, Inc.

The First Word In Community Banking



Jim Sedlar
Senior Vice President
A&D and Construction Lending

For Jim Sedlar, "community" is one of the most important words in his vocabulary. As a Senior Vice President for A&D and Construction Lending at First Capital Bank, he gets to see the results of working for a community bank every day.

"I get great satisfaction when I can see the impact of a decision we make at the bank in our community," said Jim. "The money we lend here stays here, in Richmond, to help local businesses."

And, according to this married father of four, that's why it is so important to have community banks. Decisions are made locally, not in some far away office in another city or state. First Capital bank staffers know their customers and understand their particular circumstances which makes for a more personal way to do banking.

"I see a real movement to go back to local banking," said Jim. "When one of our customers has a question, they can come into the branch and talk to a real, live person, rather than getting on the phone with someone they've never met."

Those people, from the tellers to the Senior Vice Presidents, are another reason First Capital is solidly community focused. Everyone who works at First Capital lives in the Richmond area. This seasoned team is forward thinking and dedicated to serving central Virginia. According to Jim, the management team at First Capital is "as good as any big bank around."

When Jim's away from the First Capital office, he enjoys golfing, helping out as a football coach and cheering on his alma mater, Randolph Macon.

Good Business for Richmond



Andy Ferguson
Senior Vice President
Chief Credit Officer

Andy Ferguson, Senior Vice President and Chief Credit Officer, arrived in Richmond 22 years ago by marrying a local girl. Now he gets to assist local Richmonders with their banking needs in a community bank that focuses on the people who work and live here.

"You know your customers. You actually see them around town; in the post office, at the grocery store or at Little League games," said Andy. "It's the best way to do banking."

This personal touch means that the community bankers at First Capital do what needs to be done for the customer. Staffers have the opportunity to wear many hats and have a strong work ethic that the customers feel.

"There's a big bank attitude of 'that's not my job' that doesn't play in Richmond's community banks. Community bankers do it all. They get it," explained Andy.

"Banking is a commodity until you're in a pinch. Then customers want to talk to someone that they know by name. And in this economy, that's important," said Andy.

Moving from a big bank to First Capital gave Andy a way to make an impact to the people in his adopted city. Said Andy, "At First Capital, we're investing in Richmond for the long term. We want to help grow this town together with our customers."

As a Philadelphia area native, Andy cheers on the Eagles, Flyers and Phillies in his spare time. He is also a dedicated father to sons who swim, and can be found most weekends with his wife at a swim meet.

First Capital Bancorp Selected Historical Financial Information


Kathy Martin


Jody Matassa


Melissa Eck


Sandy Dang


Suzi Breen


Meghan Tureski

	At or for the Fiscal Years Ended December 31.		
	2009	**2008**	**2007**
	(in thousands, except per share amounts)		
Income Statement Data			
Interest income	$25,401	$24,044	$20,356
Interest expense	12,810	12,996	10,563
Net interest income	12,591	11,048	9,793
Provision for loan losses	2,285	2,924	676
Net interest income after provision for loan losses	10,306	8,124	9,117
Noninterest income	747	744	809
Noninterest expense	10,628	8,560	7,259
Income before income taxes	425	308	2,667
Income tax expense (benefit)	117	138	925
Net income	$308	$170	$1,742
Effective dividend on preferred stock	503	0	0
Net income(loss) available to common shareholders	($195)	$170	$1,742
Per Share Data[1]			
Basic earnings per share	($0.07)	$0.06	$0.72
Diluted earnings per share	($0.07)	0.06	0.72
Book value per share	$12.14	11.92	11.73
Balance Sheet Data			
Assets	$530,396	$431,553	$351,867
Gross loans, net of unearned income	397,120	367,440	296,723
Deposits	422,134	334,300	255,108
Shareholders' equity	46,458	35,420	34,859
Average shares outstanding, basic	2,971	2,971	2,414
Average shares outstanding, diluted	2,971	2,984	2,469
Selected Performance Ratios			
Return on average assets	0.06%	0.04%	0.61%
Return on average equity	0.71	0.49	6.80
Efficiency ratio	79.68	72.60	68.47
Net interest margin	2.69	2.89	3.54
Equity to assets	8.76	8.21	9.91
Tier 1 risk-based capital ratio	12.36	10.62	12.98
Total risk-based capital ratio	14.09	12.41	14.44
Leverage ratio	10.01	9.62	12.50
Asset Quality Ratios			
Non-performing loans to period-end loans	2.57%	1.18%	0.02%
Non-performing assets to total assets	1.96	1.52	0.01
Net loan charge-offs (recoveries) to average loans	0.19	0.10	0.01
Allowance for loan losses to loans outstanding at end of period	1.64	1.36	0.84

[1] *All per share data has been restated to reflect a three for two stock split on December 28, 2005.*

Board of Directors


First
Capital
Bancorp,
Inc.



Name	**Principal Occupation**
Seated right to left:	
Grant S. Grayson	Shareholder in the law firm, of LeClairRyan, a professional corporation.
John Presley	Managing Director and CEO, First Capital Bancorp.
Robert G. Watts, Jr.	President and CEO, First Capital Bank.
Richard W. Wright	Investor and Former Chairman, James River Group, an Insurance Holding Company. President and Director of the Wright Group.
Standing right to left:	
Gerald Yospin	Owner of Commercial Real Estate and Former Senior Associate and Member of the Retail Brokerage Department of Grubb and Ellis/Harrison and Bates, Inc.
Joseph C. Stiles, Jr.	Owner and President of Luck Chevrolet, Inc., an automobile dealership.
Jay M. Weinberg	Chairman Emeritus of the law firm of Hirschler Fleischer.
Debra L. Richardson	President and Owner of Business and Healthcare Solutions, PLC, which specializes in financial strategies for business and healthcare providers.
P.C. Amin	President of Shamin, Inc.
Yancey S. Jones	President and CEO, The Supply Room Companies, Inc./Mega Office Furniture.
Dr. Kamlesh N. Dave	Cardiologist and Former Chief of Staff of the Southside Regional Medical Center.
Gerald Blake	Owner, Exit First Realty.


Karen Plummer


Suzanne Shulman


Kim Gregory


Ben Bowers


Lauryn Dawkins


Melissa Lynch

The Team at First Capital

We are proud of the excellent service we offer to each and every person who comes through our doors. Listed below are the First Capital Bank team members who make that service possible and deliver it with enthusiastic professionalism every day.

Beth Adam, *Branch Manager*
Carol Adkins, *Assistant Branch Manager*
Barry Almond, *SVP/Sr. Retail Banking Leader*
Luci Armistead-Jones, *Loan Operations Specialist*
Gary Armstrong, *SVP/Commercial Banking Group Manager*
Marie Armstrong, *Vault Teller*
Diane Bell, *Teller*
Bill Bien, *SVP/Sr. Lending Officer*
Ben Bowers, *Teller*
Suzi Breen, *Teller*
Carol Brickey, *VP/Human Resources Director*
Karen Caruthers, *Vault Teller*
Barbara Caspero, *Portfolio Manager*
Dennis Coward, *Courier*
Patty Cuccia, *SVP/Operations*
Sandy Dang, *Customer Service Rep./Float Team*
Kimberley Davis, *Sr. Real Estate Loan Administrator*
Lauryn Dawkins, *Customer Service Rep./Float Team*
Billie Dykes, *Sr. Loan Administrator*
Cris Dudding, *Retail Banking Center Liaison*
Melissia Eck, *Branch Manager*
Sara Everett, *Vault Teller*
Lisa Farwell, *AVP/Branch Manager*
Andy Ferguson, *SVP/ Chief Credit Officer*
Don Garber, *Consultant*
Kim Gregory, *Assistant Branch Manager*
Desiree Harlow, *Assistant Branch Manager*
Nicky Harris, *AVP/Loan Underwriting Sup. Specialist*
Kyle Hendricks, *VP/Commercial Lending Officer*
Margaret Hernandez, *VP/Private Banker*
Brad Hildebrandt, *EVP/Sr. Commercial Lender*
Christy Horton, *Mortgage Loan Processor*
Wendy Jones, *Customer Service Rep./Float Team*
Graham Kirby, *Operations Wire Clerk*
Brian Lange, *AVP/Branch Manager*
Cindy Lessin, *Customer Service Rep./Float Team*
Steve Lewis, *VP/Director of IT*
Melissa Lynch, *Customer Service Rep.*
Kathy Martin, *Assistant Branch Manager*
Jody Matassa, *Teller*
Laura McCombs, *VP/Commercial Lending Officer*
Bruce McCook, *AVP/Investment Executive*
Missy McGhee, *Assistant Branch Manager*
Richard McNeil, *SVP/Private Client Group Leader*
Jerry Meek, *Courier*
Michael Mercatante, *AVP/Security & BSA Officer*
Jo Ann Mills, *Vault Teller*
Anh Nguyen, *Operations Specialist*
Beth Nilles, *VP/Lending Administration*
Ashley Nuttle, *Loan Operations Specialist*
Beth O'Donnell, *Branch Manager*
Matt Paciocco, *AVP/Sr. Credit Analyst*
Jamie Palmore, *Operations Posting Clerk*
Karen Plummer, *AVP/Branch Manager*
John Presley, *Managing Director & CEO*
Shelley Putney, *Treasury Mgmt. & Dep. Serv. Officer*
Will Ranson, *SVP/Chief Financial Officer*
Stacy Ray, *Senior Loan Support Specialist*
Stefani Reid, *Receptionist*
Peggy Robbins, *Float Team Manager*
Darlene Rodriguez, *Teller*
Teresa Salvia, *Loan Administration Officer*
Ray Santelli, *FVP/Commercial Lending Officer*
Terri Santora, *Retail Banking Center Liaison*
Jeane Schall, *Sr. Management Assistant*
Jessica Scimone, *Assistant Branch Manager*
Jim Sedlar, *SVP/A&D and Construction Lending*
Nikki Shibley, *Teller*
Suzanne Shulman, *Vault Teller*
Ashley Smith, *Operations Project Manager*
Trudy Smith, *Loan Support Specialist*
Daily Stern, *Loan Review Specialist*
Zenola Studwood, *Teller*
Lazette Thomas, *Loan Support Specialist*
Synda Thomas, *Assistant Branch Manager*
Marnie Triscari, *Branch Manager*
Meghan Tureski, *Teller*
Kate Wagner, *SVP/Chief Operating Officer*
Del Ward, *SVP/Business Banking Team Leader*
Kendra Washman, *Portfolio Manager*
Bob Watts, *CEO/President*
Heather Wilson-Medlin, *Vault Teller*

Locations

WESTMARK BRANCH
11001 W. Broad Street
Glen Allen, VA 23060
804.273.9300

ASHLAND BRANCH
409 S. Washington Highway
Ashland, VA 23005
804.752.0090

CHESTERFIELD BRANCH
1580 Koger Center Blvd., Suite C
Richmond, VA 23235
804.378.5661

STAPLES MILL BRANCH
1776 Staples Mill Road
Richmond, VA 23230
804.358.5734

THREE CHOPT BRANCH
7100 Three Chopt Road
Richmond, VA 23226
804.281.4182

JAMES CENTER BRANCH
One James Center
901 East Cary Street, Suite 100
Richmond, VA 23219
804.644.2340

BON AIR BRANCH
2810 Buford Road
Richmond, VA 23235
804.267.1492

CORPORATE OFFICE
4222 Cox Road, Suite 200
Glen Allen, VA 23060
804.273.1160

E-mail Address
Firstcapital@1capitalbank.com

Web Site
www.1capitalbank.com

Lisa Farwell


First Capital Bank

First Capital Bancorp, Inc.

...Where People Matter

First Capital
INVESTMENT GROUP

Bruce McCook




FRED

Darlene Rodriquez


PROGRAM
SERVICES

Jessica Scimone


SEC MAIL
RECEIVED
PROCESSING
APR 0 6 2010
WASH, D.C.
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number 001-33543

FIRST CAPITAL BANCORP, INC.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of Incorporation or organization)	**11-3782033** (I.R.S. Employer Identification No.)
4222 Cox Road, Suite 200 **Glen Allen, Virginia** (Address of principal executive offices)	**23060** (Zip Code)

Registrant's telephone number, including area code **(804)-273-1160**

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Act:

Common Stock, $4.00 par value (Title of Class)	**NASDAQ Capital Market** (Name of each Exchange on which registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act
Yes ☐ No ☒

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days [x] Yes [ ] No

Indicate by check mark if no disclosure of delinquent filers in response to Item 405 of Regulation S-B is contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [x] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [x]

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. The aggregate market value of the voting stock held by non-affiliates computed based on a sale price of $6.00 for the Bank's common stock on March 23, 2010 is approximately $17,186,000.

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. Yes [ ] No [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 2,971,171 Shares of Common Stock, $4.00 par value

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the Annual Meeting of Stockholders (Part III)

Transitional Small Business Disclosure Format (Check One): Yes [ ] No [x]

FIRST CAPITAL BANCORP, INC.

FORM 10-K

Fiscal Year Ended December 31, 2009

TABLE OF CONTENTS

PART I

Item 1.	Business	5
Item 2.	Properties	21
Item 3.	Legal Proceedings	22
Item 4.	Removed and Reserved	22

PART II

Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	22
Item 6.	Selected Financial Data	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 8.	Financial Statements	42
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	42
Item 9A.	Controls and Procedures	42
Item 9B	Other Information	42

PART III

Item 10.	Directors and Executive Officers of the Registrant	43
Item 11.	Executive Compensation	43
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	43
Item 13.	Certain Relationships and Related Transactions, and Director Independence	43
Item 14.	Principal Accountant Fees and Services	44

PART IV

Item 15.	Exhibits	44

SIGNATURES 49

EXHIBITS

PART I

Company

First Capital Bancorp, Inc. is a bank holding company headquartered in Glen Allen, Virginia. We conduct our primary operations through our wholly-owned subsidiary, First Capital Bank, which opened for business in 1998.

We emphasize personalized service, access to decision makers and a quick turn around time on lending decisions. Our slogan is "Where People Matter." We have a management team, officers and other employees with extensive experience in our primary market which is the Richmond, Virginia metropolitan area. We strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to those offered by larger banks in our market area.

First Capital Bank operates seven full service branch offices (alternatively referred to herein as "branches" and "offices"), throughout the greater Richmond metropolitan area. Our bank engages in a general commercial banking business, with a particular focus on the needs of small and medium-sized businesses and their owners and key employees and the professional community.

We continued to experience growth in assets during 2009. As of December 31, 2009, we had assets of $530.4 million, a $98.8 million, or 22.9%, increase from December 31, 2008. The severe economic conditions in the real estate market in 2009 significantly affected our profitability as we made significant additions to our allowance for loan losses during the year. For 2009, our net income was $308 thousand compared to net income for 2008 of $170 thousand. Our earnings per diluted share for 2009 were a loss of $0.07 (after payment of TARP dividends and accretion of discount) compared to a profit of $0.06 for 2008. The continued deterioration of the real estate market, unemployment and the difficulties of the financial sector will continue to adversely affect our profitability.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain information contained in this Report on Form 10-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "we expect," "we believe" or words of similar import.

Such forward-looking statements involve known and unknown risks including, but not limited to, the following factors:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- our ability to continue to attract low cost core deposits to fund asset growth;
- changes in interest rates and interest rate policies and the successful management of interest rate risk;
- maintaining cost controls and asset quality as we open or acquire new locations;
- maintaining capital levels adequate to support our growth and operations;
- changes in general economic and business conditions in our market area;
- reliance on our management team, including our ability to attract and retain key personnel;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;

- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior;
- changes in banking and other laws and regulations applicable to us; and
- other factors described in "Risk Factors" above.

Although we believe that our expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

ITEM 1. BUSINESS

General

First Capital Bancorp, Inc. is a bank holding company that was incorporated under Virginia law in 2006. Pursuant to a statutory share exchange that was effective on September 8, 2006, we became a bank holding company. We conduct our primary operations through our wholly owned subsidiary, First Capital Bank, which is chartered under Virginia law. We have one other wholly owned subsidiary, FCRV Statutory Trust 1, which is a Delaware Business Trust that we formed in connection with the issuance of trust preferred debt in September, 2006.

Our principal executive offices are located at 4222 Cox Road, Suite 200, Glen Allen, Virginia 23060, and our telephone number is (804) 273-1160. We maintain a website at www.1capitalbank.com.

First Capital Bank, a Virginia banking corporation headquartered in Glen Allen, Virginia, was incorporated under the laws of the Commonwealth of Virginia as a state-chartered bank in 1997. The bank is a member of the Federal Reserve System and began banking operations in late 1998. The bank is a community oriented financial institution that offers a full range of banking and related financial services to small and medium-sized businesses, professionals and individuals located in its market area. This market area consists of the Richmond, Virginia metropolitan area, with a current emphasis on western Henrico County, Chesterfield County, the City of Richmond, the Town of Ashland, and the surrounding vicinity. The bank's goal is to provide its customers with high quality, responsive and technologically advanced banking services. In addition, the bank strives to develop personal, knowledgeable relationships with its customers, while at the same time it offers products comparable to those offered by larger banks in its market area. We believe that the marketing of customized banking services has enabled the bank to establish a niche in the financial services marketplace in the Richmond metropolitan area.

The bank currently conducts business from its executive offices and seven branch locations. See "Item 2 – Description of Property".

Products and Services

We offer a full range of deposit services that are typically available in most banks including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as Individual Retirement Accounts (IRAs).

We also offer a full range of short-to-medium term commercial and consumer loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans include secured (and unsecured loans) for financing automobiles, home improvements, education and personal investments. Additionally, we originate fixed and floating-rate mortgage and real estate construction and acquisition loans.

Other services we offer include safe deposit boxes, certain cash management services, traveler's checks, direct deposit of payroll and social security checks and automatic drafts for various accounts, selected on-line banking services and a small and medium-sized businesses courier service. We also have become associated with a shared network of automated teller machines (ATMs) that may be used by our customers throughout Virginia and other states located in the Mid-Atlantic region.

Our Market Area

Our primary market is the Richmond, Virginia metropolitan area, which includes Chesterfield County, Henrico County, Hanover County, the Town of Ashland and the City of Richmond. Richmond is the capital of Virginia. All of our branches are located in the Richmond metropolitan area. The Richmond metropolitan area is the third-largest metropolitan area in Virginia and is one of the state's top growth markets based on population and median household income.

Our market area has been subject to large scale consolidation of local banks, primarily by larger, out-of-state financial institutions. We believe that there is a large customer base in our market area that prefers doing business with a local institution. We seek to fill this banking need by offering timely personalized service, while making it more convenient by continuing to build our branch network throughout the Richmond metropolitan area where our customers live and work. To that end, in 2002, we initiated a branching strategy to better ensure that our branch network covers more of the markets in which our customers live and conduct business. We have made significant investments in our infrastructure and believe our current operating platform is sufficient to support a substantially larger banking institution without incurring meaningful additional expenses.

Employees

As of March 22, 2010, we had a total of 78 full time equivalent employees. We consider relations with our employees to be excellent. Our employees are not represented by a collective bargaining unit.

Economy

The current economic recession, which economists suggest began in late 2007, became a major recognizable force in the late summer or early fall of 2008 in the United States and locally. Since then, the stock markets have dropped sharply, foreclosures have increased dramatically, unemployment has risen significantly, the capital and liquidity of financial institutions have been severely challenged and credit markets have been greatly reduced. In the U.S., the government has provided support for financial institutions in order to strengthen capital, increase liquidity and ease the credit markets.

Competition

We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Richmond metropolitan area and elsewhere. Many of our non-bank competitors are not subject to the same extensive federal regulations that govern federally-insured banks and state regulations governing state chartered banks. As a result, such non-bank competitors may have certain advantages over us in providing certain services.

Our primary market area is a highly competitive, highly branched banking market. Competition in the market area for loans to small and medium-sized businesses and professionals is intense, and pricing is important. Many of our competitors have substantially greater resources and lending limits than us and offer certain services, such as extensive and established branch networks, that we are not currently providing. Moreover, larger institutions operating in the Richmond metropolitan area have access to borrowed funds at lower cost than the funds that are presently available to us. Deposit competition among institutions in the market area also is strong. Competition for depositors' funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, among other sources.

Governmental Monetary Policies

Our earnings and growth are affected not only by general economic conditions, but also by the monetary policies of various governmental regulatory authorities, particularly the Federal Reserve Bank ("FRB"). The FRB implements national monetary policy by its open market operations in United States Government securities, control of the discount rate and establishment of reserve requirements against both member and nonmember financial institutions' deposits. These actions have a significant effect on the overall growth and distribution of loans, investments and deposits, as well as the rates earned on loans, or paid on deposits.

Our management is unable to predict the effect of possible changes in monetary policies upon our future operating results.

Lending Activities

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on various factors. The risks associated with real estate mortgage loans, commercial loans and consumer loans vary based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies based on the supply and demand for the type of real estate under construction. In an effort to manage these risks, we have loan amount approval limits for individual loan officers based on their position and level of experience.

We have written policies and procedures to help manage credit risk. We use a loan review process that includes a portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and annual independent third party portfolio reviews to establish loss exposure and to monitor compliance with policies. Our loan approval process includes our Management Loan Committee, the Loan Committee of the Board of Directors and, for larger loans, the Board of Directors. Our Senior Credit Officer is responsible for reporting to the Directors monthly on the activities of the Management Loan Committee and on the status of various delinquent and non-performing loans. The Loan Committee of the Board of Directors also reviews lending policies proposed by management. Our Board of Directors establishes our total lending limit and approves proposed lending policies approved by the Loan Committee of the Board.

Loan Originations

Real estate loan originations come primarily through direct solicitations by our loan officers, continued business from current customers, and through referrals. Construction loans are obtained by solicitations of our construction loan officers and continued business from current customers. Commercial real estate loan originations are obtained through broker referrals, direct solicitation by our loan officers and continued business from current customers. We may also purchase loan participations from other community banks in Virginia.

Our loan officers, as part of the application process, review all loan applications. Information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow available for debt service. Loan quality is analyzed based on our experience and credit underwriting guidelines. Real estate collateral for loans in excess of $250 thousand are appraised by independent appraisers who have been pre-approved by meeting the requirement of providing a current and valid license certification and based on the lender's experience with these appraisers. Evaluations for real estate collateral for loans less than $250 thousand are made by the loan officer.

In the normal course of business, we make various commitments and incur certain contingent liabilities that are disclosed but not reflected in our annual financial statements including commitments to extend credit. At December 31, 2009, commitments to extend credit totaled $75.2 million.

Construction Lending

We make local construction and land acquisition and development loans. Residential houses and commercial real estate under construction and the underlying land secure construction loans. At December 31, 2009, construction, land acquisition and land development loans outstanding were $81.1 million, or 20.1% of total loans. These loans are concentrated in our local markets. Lending activity in this area has been significantly curtailed in the last 18 months due to the overall economy. Because the interest rate charged on these loans usually floats with the market, these loans assist us in managing our interest rate risk. Construction lending entails significant additional risks, compared to residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the value of the building under construction is only estimable when the loan funds are disbursed. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, we generally limit loan amounts to 80% of appraised value in addition to analyzing the creditworthiness of the borrowers. We also obtain a first lien on the property as security for construction loans and typically require personal guarantees from the borrower's principal owners.

Commercial Business Loans

Commercial business loans generally have a higher degree of risk than loans secured by real property but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. We have a loan review and monitoring process to regularly assess the repayment ability of commercial borrowers. At December 31, 2009, commercial loans totaled $54.6 million, or 13.5% of the total loan portfolio.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area including commercial buildings and offices, recreational facilities, small shopping centers, churches and hotels. At December 31, 2009, commercial real estate loans totaled $125.4 million, or 31.1% of our total loans. We may lend up to 80% of the secured property's appraised value. Commercial real estate lending entails significant additional risk, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economic environment. Our commercial real estate loan underwriting criteria requires an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and we typically require personal guarantees or endorsements of the borrowers' principal owners. In addition, we carefully evaluate the location of the security property.

Residential Real Estate Lending

Residential real estate loans at December 31, 2009, accounted for $138.0 million, or 34.1% of our total loan portfolio. Residential first mortgage loans represent $75.0 million or 54.3% of total residential real estate loans. Land loans represent $27.5 million or 20.0% of total residential real estate loans. Multifamily and home equity loans represent $9.2 million and $17.9 million, respectively, and junior liens account for $8.4 million of total residential real estate loans.

All residential mortgage loans originated by us contain a "due-on-sale" clause providing that we may declare the unpaid principal balance due and payable upon sale or transfer of the mortgaged premises. In connection with residential real estate loans, we require title insurance, hazard insurance and if appropriate, flood insurance. We do not require escrows for real estate taxes and insurance.

Consumer Lending

We offer various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, boat loans, deposit account loans, installment and demand loans and credit cards. At December 31, 2009, we had consumer loans of $4.5 million or 1.1% of total loans. Such loans are generally made to customers with whom we have a pre-existing relationship. We currently originate all of our consumer loans in our market area.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as loans secured by rapidly depreciable assets such as automobiles. Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment as a result of the greater likelihood of damage, loss or depreciation. Due to the relatively small amounts involved, any remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

The underwriting standards we employ to mitigate the risk for consumer loans include a determination of the applicant's payment history on other debts and an assessment of their ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

SUPERVISION AND REGULATION

General

As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the FRB. As a state-chartered commercial bank, First Capital Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions (the "BFI"). It is also subject to regulation, supervision and examination by the FRB. Other federal and state laws, including various consumer and compliance laws, govern the activities of the bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following description summarizes the significant federal and state laws applicable to us and our subsidiary. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

First Capital Bancorp, Inc.

Bank Holding Company Act. As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and we are registered as such with, and are subject to examination by, the FRB. Pursuant to the BHC Act, we are subject to limitations on the kinds of business in which we can engage directly or through subsidiaries. We are permitted to manage or control banks. Generally, however, we are prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than five percent of any class of voting shares of an entity engaged in non-banking activities, unless the FRB finds such activities to be "so closely related to banking" as to be deemed "a proper incident thereto" within the meaning of the BHC Act. Activities at the bank holding company level are limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the FRB has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Bank acquisitions by bank holding companies are also regulated. A bank holding company may not acquire more than five percent of the voting shares of another bank without prior approval of the FRB. The BHC Act subjects bank holding companies to minimum capital requirements. Regulations and policies of the FRB also require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. The FRB's policy is that a bank holding company should stand ready to use available resources for assisting a subsidiary bank. Under certain conditions, the FRB may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. Some of the activities that the FRB has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser. The only activity in which we are engaged is the operation of First Capital Bank. We have no present intention to engage in any other permitted activities. However, we may determine to engage in additional activities if it is deemed to be in our best interests.

With some limited exceptions, the BHC Act requires every bank holding company to obtain the prior approval of the FRB before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the BHC Act and the Change in Bank Control Act, together with their regulations, require FRB approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

Financial Holding Companies and Financial Activities. The Gramm-Leach-Bliley Act established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the BHC Act framework to permit a holding company system to engage in a full range of financial activities through qualification as a new entity known as a financial holding company. We have not determined whether to become a financial holding company, but we may consider such a conversion in the future if it appears to be in our best interest.

Dividends. No Virginia corporation may make any distribution to stockholders if, after giving it effect, (i) the corporation would not be able to pay its existing and reasonably foreseeable debts, liabilities and obligations, whether or not liquidated, matured, asserted or contingent, as they become due in the usual course of business; or (ii) the corporation's total assets would be less than the sum of its total liabilities plus, the amount that would be needed if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

In a policy statement, the FRB has advised bank holding companies that it believes that payment of cash dividends in excess of current earnings from operations is inappropriate and may be cause for supervisory action. As a result of this policy, banks and their holding companies may find it difficult to pay dividends out of retained earnings from historical periods prior to the most recent fiscal year or to take advantage of earnings generated by extraordinary items such as sales of buildings or other large assets in order to generate profits to enable payment of future dividends.

The primary source of funds for payment of dividends by us to our stockholders will be the receipt of dividends and interest from First Capital Bank. Our ability to receive dividends from First Capital Bank will be limited by applicable law. The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution, depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. Federal law prohibits insured depository institutions from making capital distributions, including dividends, if after such transaction, the institution would be undercapitalized. A bank is undercapitalized for this purpose if its leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio are not at least 5%, 6% and 10%, respectively. See "Regulatory Capital Requirements" below.

The FRB has authority to prohibit a bank holding company from engaging in practices which are considered to be unsafe and unsound. Depending upon the financial condition of First Capital Bank and upon other factors, the FRB could determine that the payment of dividends or other payments by us or First Capital Bank might constitute an unsafe or unsound practice. Finally, any dividend that would cause a bank to fall below required capital levels could also be prohibited.

Regulatory Capital Requirements. State banks and bank holding companies are required to maintain a minimum risk capital ratio of 10% (at least 5% in the form of Tier 1 capital) of risk-weighted assets and off-balance sheets items. Tier 1 capital consists of common equity, noncumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries and excludes goodwill. Tier 2 capital consists of cumulative perpetual preferred stock, limited-life preferred stock, mandatory convertible securities, subordinated debt and (subject to a limit of 1.25% of risk-weighted assets) general loan loss reserves. In calculating the relevant ratio, a bank's assets and off-balance sheet commitments are risk-weighted: thus, for example, most commercial loans are included at 100% of their book value while assets considered less risky are included at a percentage of their book value (e.g., 20% for interbank obligations and 0% for vault cash and U.S. treasury securities).

We are subject to leverage ratio guidelines as well. The leverage ratio guidelines require maintenance of a minimum ratio of 3% Tier 1 capital to total assets for the most highly rated organizations. Institutions that are less highly rated, anticipating significant growth or subject to other significant risks will be required to maintain capital levels ranging from 1% to 2% above the 3% minimum.

Recent federal regulation established five tiers of capital measurement ranging from "well capitalized" to "critically undercapitalized." Federal bank regulatory authorities are required to take prompt corrective action with respect to inadequately capitalized banks. If a bank does not meet the minimum capital requirement set by its regulators, the regulators are compelled to take certain actions, which may include prohibition on payment of dividends to its holding company or requiring the adoption of a capital restoration plan which must be guaranteed by the bank's holding company.

Cross-Institution Assessments. Any insured depository institution owned by us can be assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other depository institution owned by us.

First Capital Bank

First Capital Bank is subject to various state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of its operations. The following is a brief summary of the material provisions of certain statutes, rules and regulations that affect First Capital Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below.

General. First Capital Bank is under the supervision of, and subject to regulation and examination by, the BFI and FRB. As such, First Capital Bank is subject to various statutes and regulations administered by these agencies that govern, among other things, required reserves, investments, loans, lending limits, acquisitions of fixed assets, interest rates payable on deposits, transactions among affiliates and First Capital Bank, the payment of dividends, mergers and consolidations, and establishment of branch offices. As noted previously, First Capital Bank is a member of the Federal Reserve System. As such, the FRB, as the primary federal regulator of First Capital Bank, has the authority to impose penalties, initiate civil and administrative actions, and take other steps to prevent First Capital Bank from engaging in unsafe and unsound practices.

Mergers and Acquisitions. Under federal law, previously existing restrictions on interstate bank acquisitions were abolished effective September 29, 1995, and since such date bank holding companies from any state have been able to acquire banks and bank holding companies located in any other state. Effective June 1, 1997, the law allows banks to merge across state lines, subject to earlier "opt-in" or "opt-out" action by individual states. The law also allows interstate branch acquisitions and de novo branching if permitted by the "host state." Effective July 1, 1995, Virginia adopted early "opt-in" legislation which permits interstate bank mergers. Virginia law also permits interstate branch acquisitions and de novo branching if reciprocal treatment is accorded Virginia banks in the state of the acquirer.

Although the above laws had the potential to have a significant impact on the banking industry, it is not possible for our management to determine, with any degree of certainty, the impact such laws have had on First Capital Bank.

Financial Services Legislation. On November 1, 1999, then President Clinton signed into law the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). The GLB Act implemented fundamental changes in the regulation of the financial services industry in the United States, further transforming the already converging banking, insurance and securities industries by permitting further mergers and affiliations which will combine commercial banks, insurers and securities firms under one holding company. Many of these changes are discussed above.

The provisions of the GLB Act have had a significant impact on the banking industry in general. However, it is not possible for us to determine, with any degree of certainty at this time, the impact that such provisions have had on First Capital Bank and its operations.

Dividends. The amount of dividends payable by First Capital Bank depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a bank's paid-in capital. Each of the BFI and the FDIC have the general authority to limit dividends paid by First Capital Bank if such payments are deemed to constitute an unsafe and unsound practice. In particular, Section 38 of the Federal Deposit Insurance Act ("FDIA") would prohibit First Capital Bank from making a dividend if it were "undercapitalized" or if such dividend would result in the institution becoming "undercapitalized."

Under current supervisory practice, prior approval of the FRB is required if cash dividends declared in any given year exceed the total of First Capital Bank's net profits for such year, plus its retained profits for the preceding two years. In addition, First Capital Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting current losses and bad debts. Federal law further provides that no insured depository institution may make any capital distribution (which would include a cash dividend) if, after making the distribution, the institution would not satisfy one or more of its minimum capital requirements.

Insurance of Accounts, Assessments and Regulation by the FDIC

The deposits of the bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of First Capital Bank are subject to the deposit insurance assessments of the Deposit Insurance Fund of the FDIC.

The FDIC recently amended its risk-based deposit assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005. Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points.

The FDIC is authorized to prohibit any insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the Deposit Insurance Fund. Also, the FDIC may initiate enforcement actions against a bank, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are not aware of any existing circumstances that could result in termination of any of First Capital Bank's deposit insurance.

Capital Requirements. The various federal bank regulatory agencies, including the FRB, have adopted risk-based capital requirements for assessing the capital adequacy of banks and bank holding companies. Virginia chartered banks must also satisfy the capital requirements adopted by the BFI. The federal capital standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, as adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profile among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum requirement for the ratio of total capital to risk-weighted assets (including certain off-balance sheet obligations, such as stand-by letters of credit) is 8%. At least half of the risk-based capital must consist of common equity, retained earnings and qualifying perpetual preferred stock, less deductions for goodwill and various other tangibles ("Tier 1 capital"). Tier 2 capital includes the hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The FRB also has adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of Tier 1 capital to quarterly average assets ("Leverage Ratio") of 3%. The FRB has emphasized that the foregoing standards are supervisory minimums and that a banking organization will be permitted to maintain such minimum levels of capital only if it receives the highest rating under the regulatory rating system and the banking organization is not experiencing or anticipating significant growth. All other banking organizations are required to maintain a Leverage Ratio of at least 4% to 5%

of Tier 1 capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The FRB continues to consider tangible Tier 1 Leverage Ratio as the ratio of a banking organization's Tier 1 capital, less deductions for intangibles otherwise includable in Tier 1 capital, to total tangible assets.

The Federal Financial Institutions Examination Council establishes the guidelines which banks follow in preparing their quarterly Reports of Condition and Income ("Call Report") which are filed with their supervisory agency. The guidelines in most respects follow accounting principles generally accepted in the United States ("GAAP") in presenting the financial condition of each institution. An exception exists in the manner that recognition of deferred tax asset balances are treated for the purpose of calculating capital adequacy. In preparing the Call Report schedules dealing with regulatory capital, an institution can recognize only that portion of its deferred tax asset balance which equates to projected earnings for the ensuing 12 month period. Any amount in excess of that is disallowed when calculating the institution's capital ratios. All capital ratios reported by First Capital Bank following recognition of its deferred tax asset balance at June 30, 2003, will be in accordance with the Regulatory Accounting Principles ("RAP") noted above. All other financial statements presented by the Bank, including all other Call Report presentations, will be in accordance with GAAP.

Section 38 of the FDIA, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), requires that the federal banking agencies establish five capital levels for insured depository institutions – "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized" – and requires or permits such agencies to take certain supervisory actions as an insured institution's capital level falls.

As of December 31, 2009, we and First Capital Bank both exceeded all capital requirements under all applicable regulations.

Safety and Soundness. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," all such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

On December 19, 1991, FDICIA was enacted into law. FDICIA requires each federal banking regulatory agency to prescribe, by regulation or guideline, standards for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; (vi) compensation, fees and benefits; and (vii) such other operational and managerial standards as the agency determines to be appropriate. On July 10, 1995, the federal banking agencies, including the FRB, adopted final rules and proposed guidelines concerning standards for safety and soundness required to be prescribed by regulation pursuant to Section 39 of the FDIA. In general, the standards relate to (1) operational and managerial matters; (2) asset quality and earnings; and (3) compensation. The operational and managerial standards cover (a) internal controls and information systems; (b) internal audit systems; (c) loan documentation; (d) credit underwriting; (e) interest rate exposure; (f) asset growth; and (g) compensation, fees and benefits.

Activities and Investments of Insured State-Chartered Banks. The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary; (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets; (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions; and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met. In addition, an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements. Any insured state-chartered bank directly or indirectly engaged in any activity that is not permitted for a national bank must cease the impermissible activity. The scope of permissible activities available to FDIC-insured, state chartered banks may be expanded by the recently enacted financial services legislation. See "Supervision and Regulation – First Capital Bank – Financial Services Legislation."

Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Monetary Policy

The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the FRB. The instruments of monetary policy employed by the FRB include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The FRB's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the bank.

Federal Reserve System

In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or non-personal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements which are subject to adjustment by the FRB. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates

Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B:

- limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus; and

- require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a nonaffiliate.

The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The GLB Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulatory. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLB Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination. First Capital Bank received a "satisfactory" rating during its latest examination.

Fair Lending; Consumer Laws

In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 ("Patriot Act") was enacted in response to the September 11, 2001 terrorist attacks in New York, Pennsylvania and Northern Virginia. The Patriot Act is intended to strengthen U. S. law enforcement and the intelligence communities' abilities to work cohesively to combat terrorism. The continuing impact on financial institutions of the Patriot Act and related regulations and policies is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws, and imposes various regulations, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities to identify persons who may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act ("SOX") was signed into law in 2002 and addresses accounting, corporate governance and disclosure issues. The impact of SOX is wide-ranging as it applies to all public companies and imposes significant requirements for public company governance and disclosure requirements. In general, SOX established new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies' reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process and created a new regulatory body to oversee auditors of public companies. It backed these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by strengthening the statute of limitations for securities fraud claims and providing new federal corporate whistleblower protection. The economic and operational effects of SOX on public companies, including the Company, have been and will continue to be significant in terms of the time, resources and costs associated with compliance with its requirements.

Legislation

Under current regulations, FDIC-insured depository institutions that are members of the FDIC pay insurance premiums at rates based on their assessment risk classification, which is determined, in part, based on the institution's capital ratios and on factors that the FDIC deems relevant to determine the risk of loss to the FDIC. As part of the new assessments that began April 1, 2009, the FDIC introduced three new adjustments that may impact the assessment base. These adjustments are for 1) a potential decrease for long-term unsecured debt, 2) a potential increase for secured liabilities above a threshold amount and 3) for non-risk category 1 institutions, a potential increase for brokered deposits above a threshold amount. The base assessment rates for Risk Categories II – IV range from 17-78 basis points. A change in our risk category would negatively impact our assessment rates.

The amount an institution is assessed is based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund and may be reviewed semi-annually. Additionally, all institutions insured by the FDIC Bank Insurance Fund are assessed fees to cover the debt of the Financing Corporation, the successor of the insolvent Federal Savings and Loan Insurance Corporation. The assessment rate is adjusted quarterly.

On May 22, 2009, the FDIC voted to levy a special assessment on insured institutions as part of the FDIC's efforts to rebuild the reserve and help maintain public confidence in the banking system. The special assessment was 5 basis points on each FDIC-insured depository institution's assets, minus its Tier 1 capital, as of June 30, 2009. On September 30, 2009, the Company paid a special assessment of $225 thousand.

On November 12, 2009, the FDIC voted to require insured institutions to prepay slightly over three years of estimated insurance assessments. The pre-payment allows the FDIC to strengthen the cash position of the DIF immediately without immediately impacting earnings of the industry. On December 31, 2009, the Company pre-paid estimated assessments of $3.4 million for the years 2010-2012. For risk-based capital purposes, the pre-payment was assigned a zero percent risk weighting.

On October 3, 2008, the FDIC's deposit insurance temporarily increased from $100 thousand to $250 thousand per depositor. Checking, savings, certificates of deposit, money market accounts, and other interest-bearing deposit accounts, when combined, are now FDIC insured up to $250 thousand per depositor. Joint accounts may be insured up to $250 thousand per owner in addition to the $250 thousand of insurance available on those same owner's individual accounts. On May 19, 2009, Congress extended the temporary $250 thousand coverage through December 31, 2013. On January 1, 2014, the standard coverage limit is scheduled to return to $100 thousand for all deposit categories except IRAs and certain retirement accounts mentioned above, which will continue to be insured up to $250 thousand per owner because that is permanent coverage set by Congress in 2006.

On October 14, 2008, the FDIC announced the enactment of the Temporary Liquidity Guarantee Program ("TLGP") to strengthen confidence and encourage liquidity in the banking system. Pursuant to the program, the FDIC will guarantee certain senior unsecured debt issued by participating financial institutions issued on or after October 14, 2008 and before June 30, 2009; and provide full FDIC deposit insurance coverage for non-interest bearing transaction accounts at participating institutions through December 31, 2009 (Transaction Account Guarantee Program). All insured institutions were covered under the program until December 5, 2008, at no cost. After December 5, 2008, the cost for institutions electing to participate was a 10-basis-point surcharge applied to balances covered by the noninterest-bearing deposit transaction account guarantee and 75 basis points of the eligible senior unsecured debt guaranteed under the program. The Company elected to participate in the unlimited coverage for noninterest-bearing transaction accounts.

On June 3, 2009, the FDIC amended the TLGP to provide a limited extension of the debt guarantee program. Effective October 1, 2009, the FDIC also extended the full FDIC deposit insurance coverage for noninterest-bearing transaction accounts at participating institutions through June 30, 2010.

New regulations and statutes are regularly proposed that contain wide-ranging proposals that may or will alter the structures, regulations, and competitive relationships of the nation's financial institutions. The Company cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which the Company's business may be affected by any new regulation or statute.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

Congress, Treasury, and the federal banking regulators, including the FDIC, have taken broad measures since early September 2008 to address the turmoil in the U. S. banking system.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. EESA authorizes the Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in the TARP.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 ("ARRA"), establishing more limits on executive compensation for all current and future TARP recipients. The ARRA limits do not repeal or replace the rules discussed above but supplement the guidance issued by the Treasury. Under the ARRA, any TARP participant may not pay any bonus, retention award or incentive compensation to its five most highly paid executives, except for payments of long term restricted stock, the awards of which do not vest while the Preferred Stock is outstanding and do not have a value greater than one-third of the officer's total annual compensation, unless the payments are required pursuant to a written agreement executed prior to February 11, 2009. In addition, the ARRA requires the Treasury to review bonuses, retention awards and other compensation paid to a TARP participant's five most highly-compensated officers and the next 20 most highly compensated employees to determine if the payments were excessive or inconsistent with the purpose of the ARRA or TARP or were otherwise contrary to the public interest. If so, the Treasury is directed to negotiate the return of any such amounts to the government.

The purpose of TARP is to restore confidence and stability to the U. S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury has allocated $250 billion to the TARP Capital Purchase Program ("CCP"). TARP also includes direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to certain executive compensation limits and are encouraged to expand their lending and mortgage loan modifications. Under CPP, the Treasury will purchase debt or equity securities from participating institutions.

On April 3, 2009, the Company issued 10,958 shares of preferred stock to the U.S. Treasury in return for $10.958 million in cash in connection with the TARP Capital Purchase Program. The agreement requires us to pay a 5% dividend on the preferred stock for the first five years. The dividend increases to 9% for all periods after the first five years if we have not redeemed the preferred stock. In addition, we issued a warrant to the U.S. Treasury giving them the right to purchaser 250,947 shares of our common stock at $6.55 per share for up to 10 years.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

ITEM 2. PROPERTIES

Our banking offices are listed below. We conduct our business from the properties listed below. Except for our Ashland and WestMark office, which we own, we lease our other offices under long term lease arrangements. All of such leases are at market rental rates and they are all with unrelated parties having no relationship or affiliation with us.

Office Location	Date Opened
WestMark Office (1) 11001 West Broad Street Glen Allen, Virginia 23060	1998
Ashland Office 409 South Washington Highway Ashland, Virginia 23005	2000
Chesterfield Towne Center Office 1580 Koger Center Boulevard Richmond, Virginia 23235	2003

Staples Mill Road Office 1776 Staples Mill Road Richmond, Virginia 23230	2003
Bon Air Office 2810 Buford Road Richmond, Virginia 23235	2008
Three Chopt Office (2) 7100 Three Chopt Road Richmond, Virginia 23229	2006
James Center Office One James Center 901 East Cary Street Richmond, Virginia 23219	2007

(1) Relocation of our Innsbrook leased office to an owned free standing site across the street in September 2008.
(2) Relocated from 1504 Santa Rosa Road, Richmond, Virginia in February 2009 to an owned free standing site.

Our corporate office, which we opened in 2003, is located at 4222 Cox Road, Suite 200, Glen Allen, Virginia 23060.

All of our properties are in good operating condition and are adequate for our present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any pending legal proceedings other than legal proceedings occurring in the ordinary course of business. Our management does not believe that such legal proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations or financial condition.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock was approved for listing on the Nasdaq Capital Markets as of June 7, 2007 under the symbol "FCVA". Trading under that symbol began June 14, 2007.

The following table shows high and low sale prices for our common stock, as reported to us, for the periods indicated.

	High	Low
2009		
1st Quarter	$8.66	$4.50
2nd Quarter	8.71	5.70
3rd Quarter	8.61	6.55
4th Quarter	7.55	4.17
2008		
1st Quarter	$14.25	$11.05
2nd Quarter	13.50	10.50
3rd Quarter	11.25	9.01
4th Quarter	10.50	5.75

The foregoing transactions may not be representative of all transactions during the indicated periods or of the actual fair market value of our common stock at the time of such transaction due to the infrequency of trades and the limited market for our common stock.

First Capital Bancorp, Inc. does not pay a cash dividend and does not have the intention to pay a cash dividend in the foreseeable future.

There were 2,971,171 shares of the Company's common stock outstanding at the close of business on December 31, 2009. As of March 22, 2010, there were approximately 656 shareholders of record of our common stock.

ITEM 6. SELECTED FINANCIAL INFORMATION

The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data for fiscal years have been derived from our audited financial statements for each of the five years that ended December 31, 2009, 2008, 2007, 2006, and 2005. You also should read the detailed information and the financial statements for all of such periods included elsewhere in this Report on Form 10-K.

	At or for the Fiscal Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except ratios and per share amounts)				
Income Statement Data:					
Interest income	$25,401	$24,044	$20,356	$15,263	$10,533
Interest expense	12,810	12,996	10,563	7,691	4,134
Net interest income	12,591	11,048	9,793	7,572	6,399
Provision for loan losses	2,285	2,924	676	404	408
Net interest income after provision for loan losses	10,306	8,124	9,117	7,168	5,991
Noninterest income	747	744	809	465	272
Noninterest expense	10,628	8,560	7,259	5,261	4,293
Income before income taxes	425	308	2,667	2,372	1,970
Income tax expense (benefit)	117	138	925	801	664
Net income	$308	$170	$1,742	$1,571	$1,306
Effective dividend on preferred stock	$503	$0	$0	$0	$0
Net income (loss) available to common shareholders	($195)	$170	$1,742	$1,571	$1,306
Per Share Data: (1)					
Basic earnings per share	($0.07)	$0.06	$0.72	$0.87	$0.73
Diluted earnings per share	($0.07)	$0.06	$0.71	$0.83	$0.70
Book value per share	$12.14	$11.92	$11.73	$8.72	$7.78
Balance Sheet Data:					
Assets	$530,396	$431,553	$351,867	$257,241	$209,529
Gross loans, net of unearned income	$403,720	$372,500	$296,723	$201,585	$156,062
Deposits	$422,134	$334,300	$255,108	$194,302	$162,388
Shareholders' equity	$46,458	$35,420	$34,859	$15,659	$13,970
Average shares outstanding, basic	2,971	2,971	2,414	1,796	1,796
Average shares outstanding, diluted	2,971	2,984	2,469	1,889	1,860
Selected Performance Ratios					
Return on average assets	0.06%	0.04%	0.61%	0.69%	0.72%
Return on average equity	0.71%	0.49%	6.80%	10.74%	9.69%
Efficiency ratio	79.68%	72.60%	68.47%	65.46%	64.35%
Net interest margin	2.69%	2.89%	3.54%	3.41%	3.68%
Equity to assets	8.76%	8.21%	9.91%	6.09%	6.67%
Tier 1 risk-based capital ratio	12.36%	10.62%	12.98%	10.39%	9.13%
Total risk-based capital ratio	14.09%	12.41%	14.44%	12.28%	11.36%
Leverage ratio	10.01%	9.62%	12.50%	8.80%	6.98%
Asset Quality Ratios:					
Non-performing loans to period-end loans	2.57%	1.18%	0.02%	0.06%	0.00%
Non-performing assets to total assets	1.96%	1.52%	0.01%	0.05%	0.00%
Net loan charge-offs (recoveries) to average loans	0.19%	0.10%	0.01%	0.02%	0.02%
Allowance for loan losses to loans outstanding at end of period	1.64%	1.36%	0.84%	0.91%	0.94%

(1) Amounts have been adjusted to reflect a three for two stock split effective December 20, 2005.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the results of operations and financial condition, liquidity and capital resources. This discussion should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements.

Overview

The Company is a bank holding company which owns 100% of the stock of First Capital Bank (the "Bank"). We are headquartered in Glen Allen, Virginia and conduct our primary operations through our wholly owned subsidiary. Through its seven full service branch offices and courier service, the bank serves the greater Richmond metropolitan area which includes the counties of Henrico, Chesterfield and Hanover, the Town of Ashland and the City of Richmond, Virginia. We target small to medium-sized businesses and consumers in our market area and emerging suburbs outside of the greater Richmond metropolitan area. In addition, we strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to statewide regional banks located in its market area. We believe that the marketing of customized banking services has enabled it to establish a niche in the financial services marketplace in the Richmond Metropolitan Area.

The difficult economic environment during 2009 negatively impacted our financial performance as we realized a net income of $308 thousand for the year ended December 31, 2009 compared to $170 thousand for the year ended December 31, 2008. Net loss available to common shareholders, which deducts from net income the dividends and discount accretion on preferred stock, was a loss of $195 thousand for the year ended December 31, 2009 compared to $170 thousand a year ago. Key factors affecting the full year 2009 results included significant higher FDIC premiums, $2.3 million provision to loans due to increasing charge-offs and transaction costs in connection with a planned merger which was subsequently terminated.

For the year ended December 31, 2009, assets grew $98.8 million to $530.4 million or 22.9% from $431.5 million at December 31, 2008. Total net loans at December 31, 2009 were $397.1 million, an increase of $29.7 million, or 8.1%, from the December 31, 2008 amount of $367.4 million. Deposits increased $87.8 million to $422.1 million, or 26.3% from the December 31, 2008 amount of $334.3 million.

Net interest margin decreased in 2009 from 2.89% for the year ended December 31, 2008 to 2.68% for the year ended December 31, 2009. The net interest margin was 3.54% for the same period in 2007. During 2009, the Federal Open Market Committee of the Federal Reserve ("FOMC") maintained the target range for the Federal funds rate at 0% to 0.25% and reiterated its intent to hold the Federal funds rate exceptionally low for an extended period. The decline in the target Federal funds rate throughout the last two years had placed downward pressure on the Company's earning asset yields and related net interest income. During the third and fourth quarters of 2009, however, repricing of money market accounts and certificates of deposit provided significant relief from this trend. The Company also expects net interest margin to be relatively stable over the next several quarters based on the current yield curve.

We remain well capitalized with capital ratios above the regulatory minimums. As we enter 2010 however, the financial sector remains in turmoil. Pressure continues on the net interest margin and asset quality continues to deteriorate.

Critical Accounting Policies

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon our accounting policies. The selection and applications of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

First Capital Bank's critical accounting policy relates to the evaluation of the allowance for loan losses which is based on management's opinion of an amount that is adequate to absorb loss in the Bank's existing portfolio. The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450 *Contingencies*, which requires that losses be accrued when occurrence is probable and can be reasonably estimated, and (ii) ASC 310 *Receivables*, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to applicable GAAP. Management's estimate of each homogenous pool component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Applicable GAAP requires that the impairment of loans that have been separately identified for evaluation are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. This statement also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on impaired loans.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on historical loss experience and management's evaluation and "risk grading" of the commercial loan portfolio. Reserves are provided for noncommercial loan categories using historical loss factors applied to the total outstanding loan balance of each loan category. Additionally, environmental factors based on national and local economic conditions, as well as portfolio-specific attributes, are considered in estimating the allowance for loan losses.

While management uses the best information available to establish the allowance for loan and lease losses, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Results of Operations

Net Income

Net income for the year ended December 31, 2009 increased to $308 thousand from $170 thousand for the year ended December 31, 2008. Returns on equity and assets for the year ended December 31, 2009 were 0.71% and 0.06%, respectively, compared to 0.49% and 0.04% for the year ended December 31, 2008. Loan growth resulted in an increase in interest income as interest on loans increased $764 thousand to $22.9 million from $22.1 million in 2008 after increasing $3.8 million in 2008 compared to 2007. Investments increased $46.6 million during 2009 resulting in an increase in interest on investments of

$847 thousand to $2.4 million as compared to $1.5 million in 2008. Total interest expense was $12.8 million for the year ended December 31, 2009, compared to $13.0 million for the year ended December 31, 2008.

For 2009, earnings per diluted share were a loss of $0.07 compared to income of $0.06 for 2008.

The following table reflects an analysis of our net interest income using the daily average balance of our assets and liabilities as of the periods indicated.

	Year Ended December 31,					
	2009			2008		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)					
Assets:						
Loans, net of unearned income (1)	$389,364	$22,925	5.89%	$337,168	$22,161	6.57%
Investment securities:						
U.S. Agencies	18,172	807	4.44%	19,067	944	4.95%
Mortgage backed securities	11,520	409	3.55%	7,342	322	4.39%
CMO	13,898	478	3.44%	-	-	0.00%
Municipal securities (2)	6,741	437	6.48%	1,695	96	5.68%
Corporate bonds	3,398	194	5.71%	3,198	183	5.72%
Taxable municipal securities	3,310	184	5.57%	-	-	0.00%
Other investments	4,017	68	1.68%	3,648	156	4.28%
Total investment securities	61,056	2,577	4.22%	34,950	1,701	4.87%
Federal funds sold	24,425	48	0.20%	10,444	214	2.05%
Total earning assets	$474,845	$25,550	5.38%	$382,562	$24,076	6.29%
Cash and cash equivalents	5,992			10,954		
Allowance for loan losses	(5,695)			(3,393)		
Other assets	14,394			7,831		
Total assets	$489,536			$397,954		
Interest bearing liabilities:						
Interest checking	$7,973	$30	0.37%	$9,213	$45	0.49%
Money market deposit accounts	93,177	1,742	1.87%	38,586	711	1.84%
Statement savings	699	3	0.47%	792	5	0.57%
Certificates of deposit	246,291	8,885	3.61%	219,480	9,910	4.52%
Total interest-bearing deposits	348,140	10,660	3.06%	268,071	10,671	3.98%
Fed funds purchased	-	-	0.00%	952	35	3.66%
Repurchase agreements	1,365	6	0.44%	2,482	32	1.31%
Subordinated debt	7,155	266	3.72%	7,155	386	5.38%
FHLB advances	50,000	1,879	3.76%	49,385	1,872	3.79%
Total interest-bearing liabilities	406,660	12,811	3.15%	328,045	12,996	3.96%

Noninterest-bearing liabilities:						
Noninterest-bearing deposits	37,583			32,672		
Other liabilities	2,025			2,180		
Total liabilities	39,608			34,852		
Shareholders' equity	43,268			35,057		
Total liabilities and shareholders' equity	$489,536			$397,954		
Net interest income		$12,739			$11,080	
Interest rate spread			2.23%			2.32%
Net interest margin			**2.68%**			**2.89%**
Ratio of average interest earning assets to average interest-bearing liabilities			116.77%			116.62%

(1) Includes nonaccrual loans
(2) Income and yields are reported on a taxable equivlent basis using a 34% tax rate.

Net Interest Income

We generate a significant amount of our income from the net interest income earned by the bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. Interest expense is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses.

Net interest income represents our principal source of earnings. Net interest income is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net interest income for the year ended December 31, 2009 increased 14.0% to $12.6 million from $11.0 million for the year ended December 31, 2008. Net interest income increased despite a 21 basis point decrease in the net interest margin from 2.89% for the year ended December 31, 2008 to 2.68% for the comparable period of 2009.

Average earning assets increased $92.3 million, or 24.1%, to $474.8 million for 2009 from $382.6 million for 2008. Average loans, net of unearned income increased $52.2 million, or 15.5% for 2009 to $389.4 million. Actual loan balances increased $33.2 million in 2009 compared to $78.3 million in 2008. The average rate earned on net loans, decreased 68 basis points to 5.89% from 6.57% for the year ended December 31, 2008. The decrease in the average rate earned on net loans was the result of the decrease of 400 basis points in the prime rate during 2008. The prime rate remained unchanged at 3.25% for the entire year of 2009. The average balance in our securities portfolio increased $26.1 million in 2009 to $61.1 million from $35.0 million in 2008. We used liquidity generated by deposits and TARP funds to mitigate interest rate risk and pick up spreads over the Federal funds rate. Other investments yield, which include FHLB Stock and Federal Reserve Stock, decreased 260 basis points as the FHLB eliminated the dividend on its stock in 2009. Due to continued low interest rates, the yield on the investment portfolio decreased from 4.87% for 2008 to 4.22% for 2009. Interest on Federal funds sold decreased from $214 thousand for 2008 to $48 thousand for 2009 as the average balance sold increased from $10.4 million in 2008 to $24.4 million in 2009. During most of 2009 the FOMC was pricing Federal funds between 0%

and 0.25%. As a result of these changes, the yield on earning assets decreased 91 basis points to 5.38% for 2009 from 6.29% for 2008.

Average deposits increased $80.1 million or 29.9% to $348.1 million for 2009 from $268.1 million for 2008. Interest expense on deposits decreased $11 thousand for 2009 compared to 2008. The average cost of interest-bearing deposits decreased 92 basis points from 3.98% for 2008 to 3.06% for 2009. The decrease in cost of interest-bearing deposits is the result of declining interest rates and change in the mix of deposits. We made a concerted effort to reduce the dependency for funding away from certificates of deposit to other products which more closely matched our assets repricing. As of December 31, 2009, certificates of deposit comprise 57.1% of our deposit base as compared to 75.4% at December 31, 2009. The cost of certificates of deposit decreased 91 basis points from 4.52% for 2008 to 3.61% for 2009. Money market accounts increased on average $54.6 million for 2009 compared to 2008 as the cost increased from 1.84% to 1.87% for 2009. We expect deposit costs continue to decrease in early 2010 as certificates of deposit reprice and the rate on money market accounts decreased.

Other borrowed money decreased 20 basis points from 3.88% to 3.68% for 2009 primarily due to the $5.3 million in Trust Preferred Capital Notes which are 1.70% over the three month LIBOR. At December 31, 2009, the rate on the Trust Preferred Capital Notes was down 175 basis points to 1.95% from 3.70% at December 31, 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net interest income for the year ended December 31, 2008 increased 12.8 % to $11.0 million from $9.8 million for the year ended December 31, 2007. Net interest income increased despite a 65 basis point decrease in the net interest margin from 3.54% for the year ended December 31, 2007 to 2.89% for the comparable period of 2008.

Average earning assets increased 38.5% to $382.6 million for 2008 from $276.3 million for 2007. Average loans, net of unearned income increased $103.4 million, or 44.2% for 2008 to $337.2 million. The average rate earned on net loans, decreased 128 basis points to 6.57% from 7.85% for the year ended December 31, 2007. The decrease in the average rate earned on net loans was the result of a 400 basis point decrease in the prime rate and other rates that track prime in 2008, to which approximately 40% of our loans are tied. The average balance in our securities portfolio decreased by $3.7 million primarily due to maturities and calls of securities of $24.0 million and repayments on mortgage backed securities of $2.1 million, offset by purchases of $24.9 million. The yield on the investment portfolio increased 31 basis points from 4.52% for the year ended December 31, 2007 to 4.83% for the year ended December 31, 2008. Other investments, which include FHLB Stock and Federal Reserve Stock increased on average $1.3 million while the yield decreased from 6.08% to 4.28% for the year ended December 31, 2008. As the result of these changes, total interest income increased $3.7 million, or 18.1% to $24.0 million for the year ended December 31, 2008 as compared to $20.4 million for the comparable period of 2007.

Total interest expense on deposits increased $2.4 million to $13.0 million for the year ended December 31, 2008 from $10.6 million for the same period of 2007. The average balance of interest-bearing deposits increased $81.5 million as the cost of deposits decreased 68 basis points. Average balance of certificates of deposit increased $87.6 million as the cost of certificates decreased 63 basis points to 4.52% for the year ended December 31, 2008. The FOMC cut the federal funds targeted rate and the associated prime rate on interest 400 basis points in 2008. A total of 175 basis points occurred in the fourth quarter of 2008 with a 75 basis point decreased occurring December 16, 2008. Although the vast majority of our time deposits are set to reprice in the next six to twelve months and will lower funding costs, this rapid reduction in rates put pressure on our net interest margin. The average money market deposit accounts decreased $6.1 million during 2008 to $38.6 million as the average rate decreased 218 basis points to 1.84% from 4.02% for the year 2007. The popularity of the Capital Reserve Account with a variable rate tied to fed funds, resulted in the decrease in deposits and interest rates decreased and customers looked to more attractive rates. Targeted fed funds rates decreased from an average of 5.24% in 2007 to 2.05% for 2008 as the FOMC cut rates in 2008. The percentage of certificates of deposits to total deposits increased during 2008 to 75.4% at December 31, 2008 from 62.3% at December 31, 2007.

Average advances from the Federal Home Loan Bank of Atlanta ("FHLB") increased $21.0 million during 2008. Average cost of those advances decreased 49 basis points. Advances from the FHLB were used to augment deposits in supporting the loan growth of the Bank at attractive rates in comparison to deposit rates available during the same time frame. Interest expense of FHLB advances increased $659 thousand or 54.3% over 2007 to $1.9 million for the year ended December 31, 2008.

Average subordinated debt and other borrowed money decreased $121 thousand during 2008. The average cost decreased 188 basis points from 6.16% for the year ended December 31, 2007 to 4.27% for the year ended December 31, 2008. The primary reason for the decrease in cost was the reduction of the cost of Trust Preferred Capital Notes issued a LIBOR-indexed floating rate of interest (three-Month LIBOR plus 1.70%) which adjusts quarterly. The rate was 3.70% at December 31, 2008, down from 6.69% at December 31, 2007. Subordinated debt of $2.0 million was outstanding all of 2008 and 2007 at a fixed rate of 6.33%.

The following table analysis changes in net interest income attributable to changes in the volume of interest-earning assets and interest bearing liabilities compared to changes in interest rates.

	2009 vs. 2008 Increase (Decrease) Due to Changes in:			2008 vs. 2007 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Earning Assets:						
Loans, net of unearned income	$3,431	($2,659)	$772	$8,117	($4,328)	$3,789
Investment securities:	453	422	874	(59)	0	(59)
Federal funds sold	281	(452)	(172)	281	(333)	(52)
Total earning assets	4,165	(2,689)	1,474	8,339	(4,661)	3,678
Interest-Bearing Liabilities:						
Interest checking	(5)	(10)	(15)	2	(52)	(50)
Money market deposit accounts	1,006	25	1,031	(246)	(841)	(1,087)
Statement savings	(1)	(1)	(2)	(1)	(8)	(9)
Certifilcates of deposit	1,211	(2,236)	(1,025)	4,503	(1,375)	3,128
Fed funds purchased	(35)	-	(35)	(33)	(11)	(44)
Repurchase agreements	(15)	(11)	(26)	23	(72)	(49)
Subordinated debt	-	(120)	(120)	-	(115)	(115)
FHLB advances	23	(16)	7	900	(241)	659
Total interest-bearing liabilities	2,184	(2,369)	(185)	5,148	(2,715)	2,433
Change in net interest income	$1,981	($320)	$1,659	$3,191	($1,946)	$1,245

Provision for Loan Losses

The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses as discussed within the Critical Accounting Policies section above. The provision for loan losses for the year ended December 31, 2009 was $2.3 million compared to $2.9 million for the year ended December 31, 2008. Changes in the amount of provision for loan losses during each period reflect the results of the Bank's analysis used to determine the adequacy of the allowance for loan losses. We are committed to making loan loss provisions that maintain an allowance that adequately reflects the risk inherent in our loan portfolio. This commitment is more fully discussed in the "Asset Quality" section below.

Non-Interest Income

Year ended December 31, 2009 compared to year ended December 31, 2008

Non-interest income has been and will continue to be an important factor for increasing profitability. Management continues to consider areas where non-interest income can be increased.

Non-interest income increased $3 thousand to $747 thousand for the year ended December 31, 2009 compared to $744 thousand for the same period in 2008.

Fees on deposits increased $9 thousand to $257 thousand for the 2009 year compared to $248 for the 2008 year. Other non-interest income decreased $6 thousand for the year 2009 compared to 2008. Components of the decrease are: document prep fees of $19 thousand as a result of decreased loan volume and decrease in gains and fees on sale of mortgages of $28 thousand due to decreases in mortgage loan originated. These reductions were offset by a $31 thousand increase in investment services offered to our customers and $22 thousand increase in fees on letters of credit.

Year ended December 31, 2008 compared to year ended December 31, 2007

Non-interest income decreased 8.0% to $744 thousand for the year ended December 31, 2008 compared to $809 thousand for the same period in 2007.

Fees on deposits increased $27 thousand or 12.3% to $248 thousand for the year ended December 31, 2008. Returned Check fees decreased $4 thousand and Service Charges on Checking increased $31 thousand. Other noninterest income decreased $92 thousand from $588 thousand in 2007 to $496 thousand in 2008. Income associated with our Mortgage operation decreased 35.5% from $159 thousand in 2007 to $102 thousand in 2008 as the mortgage industry froze during the turmoil of the financial markets in 2008. In addition gain on sale of securities and assets total $59 thousand in 2007 which was not repeated in 2008.

Non-Interest Expense

Year ended December 31, 2009 compared to year ended December 31, 2008

Total noninterest expense increased 24.2% or $2.1 million to $10.6 million for 2009 as compared to $8.6 million for the year 2008. Noninterest expense was 2.2% of average assets for the year ended December 31, 2009.

Salaries and employee benefits increased 11.8% to $4.8 million for the year 2009 as compared to $4.3 million for 2008. A full year's salary related to the staffing for the opening of the Bon Air Branch in

2008, the hiring of the Managing Director and CEO of the Company in late 2008, and hiring a senior loan officer and a loan analyst in 2009 contributed to the increase.

Merger costs totaled $285 thousand for the year ended December 31, 2009. These costs were legal, accounting and investment advisors cost associated with a transaction that was subsequently terminated.

Occupancy costs decreased $53 thousand as the result of relocating the rented Innsbrook office to an owned location in WestMark, saving $123 thousand in rent. This was offset by a $47 thousand increase in renting the James Center office and the Bon Air office for all of 2009 as compared to a partial year in 2008.

Professional fees increased 43.6% to $386 thousand for the year 2009 from $269 thousand in 2008. This was primarily the result of increasing legal fees associated with a higher volume of customer work out agreements, foreclosures and settlements in 2009.

Advertising and marketing costs decreased $153 thousand or 61.2% to $97 thousand in 2009 from $250 thousand in 2008. The branding campaign started in 2008 was suspended due to poor economic conditions.

FDIC assessments increased considerably during 2009 to $1.1 million compared to $215 thousand in 2009 due to increases in the fee assessment rates during 2009 and a special assessment applied to all insured institutions as of June 30, 2009.

Virginia capital stock tax increased $144 thousand, or 37.8%, to $525 thousand during 2009 from $381 thousand for 2008. Infusion of an additional $8.8 million of capital in the subsidiary bank in 2009 resulted in the increase in the capital stock tax. The Company received $10.9 million from the U.S. Treasury Department under the TARP Capital Purchase Program, of which $8.8 million was infused in the subsidiary Bank.

Depreciation expense increased $43 thousand or 11.4% to $419 thousand in 2009 from $376 thousand in 2008. The primary cause of this increase is the construction of the free standing branch in WestMark in 2008 and relocation of the Forest Office Park Branch to an owned, free standing location at 7100 Three Chopt Road.

Other expenses increased 21.4% or $271 thousand to $1.5 million in 2009 from $1.3 million in 2008. OREO expenses totaled $115 thousand in 2009 as compared to $0 in 2008 and an additional $84 thousand in losses on the disposition of OREO during 2009.

Year ended December 31, 2008 compared to year ended December 31, 2007

Total noninterest expense increased 17.9% to $8.6 million for the year 2008 as compared to $7.3 million for 2007. Noninterest expense was 2.2% of average assets for the year ended December 31, 2008 compared to 2.6% for 2007.

Salaries and employee benefits increased 12.0% to $4.3 million compared to $3.8 million for 2007. The opening and staffing of the Company's seventh branch at Bon Air Chesterfield County to staff to support business development contributed to the increase. In addition, a key addition to management team in the hiring of John Presley in October 2008 contributed to the increase.

Occupancy expense increased $113 thousand, or 15.2%, to $852 thousand during 2008 as compared to 2007. The opening of the Bon Air Branch in 2008 added $53 thousand in rent during 2008. Additional space leased at corporate headquarters added an additional $46 thousand in rent expense in 2008. Associated utilities, real estate taxes and maintenance also increased during 2008.

Professional services increased $97 thousand, or 56.6%, to $269 thousand due to increased legal representation in dealing with impaired loans and other real estate owned during 2008.

Advertising and marketing increased $55 thousand as a branding campaign was initiated in 2008 to generate name recognition.

FDIC assessments increased $56 thousand to $215 for 2008 from $160 for 2007 due to a change in the calculation of the premium due for FDIC insurance and deposit growth.

Virginia capital stock tax increased $85 thousand to $381 thousand during 2008 from $296 thousand for 2007. Infusion of an additional $6.8 million of capital in the subsidiary bank in 2008 resulted in the increase in the capital stock tax.

Other expenses increased $254 thousand due to expansion of the Bank.

Income Taxes

Our reported income tax expense was $117 thousand for 2009 and $138 thousand for 2008. Note 10 of our consolidated financial statements provides a reconciliation between the amount of income tax expense computed using the federal statutory rate and our actual income tax expense. Also included in Note 11 to the consolidated financial statements is information regarding the principal items giving rise to deferred taxes for the two years ended December 31, 2009 and 2008.

Financial Condition

Assets

Total assets increased to $530.4 million at December 31, 2009, compared to $431.6 million at December 31, 2008 representing an increase of $98.8 million or 22.9%. Average assets increased 23.0% from $398.0 million for the year ended December 31, 2008 to $489.5 million for the year ended December 31, 2009. Average stockholders' equity increased 23.4% to $43.2 million for the year ended December 31, 2009 as compared to $35.1 million for the same period in 2008.

Loans

Our loan portfolio is the largest component of our earning assets. Total loans, which exclude the allowance for loan losses and deferred loan fees and costs, at December 31, 2009, were $403.7 million, an increase of $31.1 million from $372.6 million at December 31, 2008. Residential real estate increased 12.6% to $137.9 million and represented 34.2% of the portfolio at December 31, 2009. Commercial real estate increased $18.6 million or 17.5% to $125.4 million and represented 31.1% of the portfolio. Real estate construction decreased 6.3% or $5.4 million and represented 20.1% of the portfolio, down from 23.2% in 2008. Concerted effort continued to be made to lessen our percentage of real estate construction as a percentage of the total portfolio. The allowance for loan losses was $6.6 million or 1.64% of total loans outstanding at December 31, 2009 up from 1.36% at December 31, 2008.

Major classifications of loans are as follows:

	2009	2008	2007	2006	2005
			(Dollars in thousands)		
Commercial	$54,590	$51,138	$44,367	$22,619	$15,312
Real estate - residential	137,981	122,552	83,035	62,166	57,708
Real estate - commercial	125,445	106,796	86,301	63,062	49,775
Real estate - construction	81,106	86,515	79,096	51,450	31,442
Consumer	4,542	5,584	4,106	2,387	1,799
Total loans	403,664	372,585	296,905	201,684	156,036
Less:					
Allowance for loan losses	6,600	5,060	2,489	1,834	1,460
Net deferred fees (costs)	(56)	85	182	99	(26)
Loans, net	$397,120	$367,440	$294,234	$199,751	$154,602

Our average net loan portfolio totaled 82.0% of average earning assets in 2009, up from 81.5% in 2008. Because of the nature of our market, loan collateral is predominantly real estate. At December 31, 2009, we had no concentration of loans in any one industry exceeding 10%.

The following table reflects the amount of loans for Commercial loans and Real estate construction as to fixed and variable and repricing or maturity:

	December 31, 2008			
	One Year or Less	After One Year Through Five Years	After Five Years	Total
		(Dollars in thousands)		
Commercial	$20,577	$23,289	$7,272	$51,138
Real estate construction	54,702	23,112	8,701	86,515
Total	$75,279	$46,401	$15,973	$137,653
Loans with:				
Fixed Rates	$9,625	$22,676	$8,826	$41,127
Variable Rates	65,654	23,725	7,147	96,526
	$75,279	$46,401	$15,973	$137,653

Asset Quality

Total non-performing assets, consisting of nonaccrual loans and other real estate owned, increased $426 thousand to $7.0 million at December 31, 2009. The ratio of nonperforming assets to total loans was 0.89% compared to 1.18% at year end 2008. Non-performing assets to total assets decreased from 1.52% for 2008 to 1.32% for 2009. Non-performing assets consists of nonaccrual loans totaling $3.6 million and OREO of $3.4 million which are represented by twenty-three building lots, one house under construction and one rental home.

Non-performing Assets

We place loans on a non-accrual when the collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when we place a loan on non-accrual status. First, all interest accrued but unpaid at the date that the loan is placed on non-accrual status is either deducted from interest income or written off as a loss. Second, accruals on interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that require additional provisions for loan losses to be charged against earnings.

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Non-performing loans	$3,607	$4,411	$50	$120	$2
Non-performing assets	$3,388	$2,158			
Accruing loans greater than 90 days past due	-	-	-	-	-
Non-performing loans to period end loans	0.89%	1.18%	0.02%	0.06%	0.00%
Non-performing assets to total assets	1.32%	1.52%	0.02%	0.06%	0.00%

Allowance for Loan Losses

For a discussion of our accounting policies with respect to the allowance for loan losses, see "Critical Accounting Policies – Allowance for Loan Losses" above.

The following table depicts the transactions, in summary form, that occurred to the allowance for loan losses in each year presented:

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance, beginning of year	$5,060	$2,489	$1,834	$1,460	$1,084
Loans charge-offs					
Commercial	340	24	20	21	31
Real estate - residential	8	58	-	-	-
Real estate - commercial	-	-	-	-	-
Real estate - construction	402	273	-	10	-
Consumer	5	4	4	-	1
Total loans charged off	$755	$359	$24	$31	$32
Recoveries					
Commercial	2	5	-	1	-
Real estate - residential	7	-	-	-	-
Real estate - commercial	-	-	-	-	-
Real estate - construction	1	-	-	-	-
Consumer	-	1	3	-	-
Total recoveries	$10	$6	$3	$1	$0
Net charge-offs	745	353	21	30	32
Additions charge to operations	2,285	2,924	676	404	408
Balance, end of year	$6,600	$5,060	$2,489	$1,834	$1,460
Ratio of allowance for loan losses to loans outstanding at end of period	1.64%	1.36%	0.84%	0.91%	0.94%
Ratio of new charge-offs (recoveries) to average loans outstanding during the period	0.19%	0.10%	0.01%	0.02%	0.02%

The allowance for loan losses at December 31, 2009 was $6.6 million compared to $5.1 million at December 31, 2008. The allowance for loan losses was 1.64% of total loans outstanding at December 31, 2009 compared to 1.36% at December 31, 2008. The provision for loan losses was $2.3 million for 2009 compared to $2.9 million for 2008. Net charge-offs were $745 thousand for the year ended December 31, 2009 compared to $353 thousand for the year ended December 31, 2008. The portfolio continues to show stress as the economic environment and the real estate market continue to deteriorate and additional provision for loan losses may be required if the downward trend in conditions persists. We have no exposure to sub-prime loans in the portfolio.

The following table shows the balance and percentage of our allowance for loan losses allocated to each major category of loan:

	Commercial & Industrial		Real Estate Mortgage		Real Estate Construction		Consumer		Total
	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss
	(Dollars in thousands)								
2009	$365	13.52%	$3,488	65.26%	$2,738	20.09%	$9	1.13%	$6,600
2008	1,075	13.73%	3,026	61.56%	942	23.22%	17	1.50%	5,060
2007	960	14.94%	937	57.03%	591	26.64%	1	1.38%	2,489
2006	762	11.22%	633	62.09%	437	25.51%	2	1.18%	1,834
2005	556	9.82%	627	68.88%	275	20.15%	2	1.15%	1,460

Securities

We have designated most securities in the investment portfolio as "available for sale" as further defined in Note 3 to our consolidated financial statements. In 2008, we designated certain security purchases as "held-to-maturity" as defined in Note 3 to our consolidated financial statements. Available for sale securities are required to be carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in stockholders' equity. Held-to-maturity securities are carried on our books at amortized cost.

The market value of the available for sale securities at December 31, 2009 and 2008 was $77.1 million and $30.5 million, respectively. The net unrealized gain after tax on the available for sale securities was $370 thousand at December 31, 2009 as compared to $297 thousand December 31, 2008.

The carrying values of securities available for sale at the dates indicated were as follows:

	December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Available for Sale			
U.S. Government securities	$23,467	$17,122	$21,501
Mortgage-backed and CMO securities	12,062	6,377	8,418
CMO securities	22,940	2,027	-
State and political subdivision obligations - tax exempt	9,364	1,729	1,010
State and political subdivision obligations - taxable	5,797	-	-
Corporate bonds	3,488	3,269	1,895
	$77,118	$30,524	$32,824
Held to Maturity			
State and political subdivision obligations - tax exempt	$1,453	$1,471	-
	$1,453	$1,471	$0

Restricted equity securities consist primarily of Federal Reserve Bank stock, Federal Home Loan Bank of Atlanta stock and Community Bankers Bank Stock.

Deposits

The following table is a summary of average deposits and average rates paid on those deposits for the periods presented:

	2009		2008		2007	
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
			(Dollars in thousands)			
Noninterest-bearing deposits						
Demand deposits	$37,583	0.00%	$32,672	0.00%	$32,119	0.00%
Interest-bearing deposits						
Interest checking	7,973	0.37%	9,213	0.49%	9,063	1.06%
Savings	699	0.47%	792	0.57%	883	1.53%
Money market accounts	93,177	1.87%	38,586	1.84%	44,698	4.02%
Certificates of deposit	246,291	3.61%	219,480	4.52%	131,912	5.12%
	$385,723		$300,743		$218,675	

As of December 31, 2009, deposits were $422.1 million, an $87.8 million increase over December 31, 2008 deposits of $334.3 million. Average deposits increased 29.9% or $80.1 million compared to average deposits for the year ended December 31, 2008. Average money market accounts increased 141.5% or $54.6 million to $93.2 million from $38.6 million for the comparable period in 2008. Average certificates of deposit grew $26.8 million for the year to $246.3 million. Included in the certificates of deposit are $34.8 million (8.2% of total deposits) in brokered deposits at an average cost of 2.09%. We used brokered deposits to extend the maturity of our certificates of deposit to assist in our interest rate risk management.

As of December 31, 2008, deposits were $334.3 million, a $79.2 million increase over December 31, 2007 deposits of $255.1 million. Average deposits increased 43.7% or $81.5 million compared to average deposits for the year ended December 31, 2007. Average money market accounts decreased 13.7% or $6.1 million to $38.6 million from $44.7 million for the comparable period of 2007. Average Certificates of deposit grew $87.6 million for the year to $219.5 million.

The following table is a summary of the maturity distribution of certificates of deposit equal to or greater than $100,000 as of December 31, 2009:

	Maturities of Certificates of Deposit of $100,000 and Greater				
	Within Three Months	Three to Twelve Months	Over One Year	Total	Percent of Total Deposits
		(Dollars in thousands)			
At December 31, 2009	$24,410	$26,242	$82,306	$132,958	31.5%

Borrowings

At December 31, 2009 and 2008, our borrowings and the related weighted average interest rate were as follows:

	2009		2008		2007	
	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
			(Dollars in thousands)			
Federal funds purchased	$0	0.00%	$952	3.66%	$9,261	1.88%
Repurchase agreements	1,365	0.44%	2,482	1.31%	2,103	3.11%
Federal Home Loan Bank advances	50,000	3.76%	49,385	3.79%	40,000	4.01%
Subordinated debt	7,155	3.72%	7,155	5.38%	7,155	6.59%
	$58,520		$59,974		$58,519	

We have various lines of credit available from certain of our correspondent banks in the aggregate amount of $29.5 million. These lines of credit, which bear interest at prevailing market rates, permit us to borrow funds in the overnight market, and are renewable annually. Advances from the FHLB constitute convertible advances with contractual maturities of five to ten years. All convertible advances have a call option remaining of various terms.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of the Company's sensitivity to interest rate movements. The income stream of the Company is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of the Company's interest earning assets and the amount of interest bearing liabilities that are prepaid, mature or repriced in specific periods. Our goal is to maximize net interest income within acceptable levels of risk to changes in interest rates. We seek to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

We monitor interest rate levels on a daily basis at meetings of the Asset/Liability Sub-Committee. The following reports and/or tools are used to assess the current interest rate environment and its impact on our earnings and liquidity: monthly and year to date net interest margin and spread calculations, monthly and year to date balance sheet and income statements versus budget, quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions and GAP analysis (matching maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities by periods) and a Risk Manager model used to measure earnings at risk and economic value of equity at risk.

The data in the following table reflects repricing or expected maturities of various assets and liabilities. The gap analysis represents the difference between interest-sensitive assets and liabilities in a specific time interval. Interest sensitivity gap analysis presents a position that existed at one particular point in time, and assumes that assets and liabilities with similar repricing characteristics will reprice at the same time and to the same degree.

	December 31, 2009						
	1 to 90 Days	90 Days to 1 Year	Total 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Total Loans	$116,839	$66,053	$182,892	$69,663	$97,695	$53,197	$403,447
Investment securities	1,950	638	2,588	18,837	4,102	52,978	79,208
Interest bearing deposits and fed funds	23,747	-	23,747	-	-	-	23,747
Total rate sensitive assets	$142,536	$66,691	$209,227	$88,500	$101,797	$106,175	$506,402
Cumulative totals	142,536	209,227	209,227	297,727	399,524	505,699	
Interest-Bearing Liabilities:							
Interest checking	$8,774	$ -	$8,774	$ -	$ -	$ -	$8,774
Money market accounts	134,162	-	134,162	-	-	-	134,162
Savings deposits	613	-	613	-	-	-	613
Certificates of deposit:							
Less than $100	24,034	40,670	64,704	31,213	12,155	-	108,072
Greater than $100	24,410	26,242	50,652	52,580	29,726		132,958
Total	$48,444	$66,912	$115,356	$83,793	$41,881	$0	$241,030
Federal funds purchased	-	-	-	-	-	-	-
FHLB borrowing	5,000	5,000	10,000	15,000	10,000	15,000	50,000
Sub Debt				2,000			2,000
Trust preferred	5,155	-	5,155		-	-	5,155
Other liabilities	1,168	-	1,168	-	-	-	1,168
Total rate sensitive liabilities	$203,316	$71,912	$275,228	$100,793	$51,881	$15,000	$440,902
Cumulative totals	$203,316	$275,228	$275,228	$376,021	$427,902	$442,902	
Interest sensitivity gap	($60,780)	($5,221)	($66,001)	($12,293)	$49,916	$91,175	
Cumulative interest sensitivity gap	($60,780)	($66,001)	($66,001)	($78,294)	($28,378)	$62,797	
Cumulative interest sensitive gap as a percentage of earning assets	-12.0%	-13.0%	-13.0%	-15.5%	-5.6%	12.4%	
Ratio of cumulative rate sensitive assets to cummulative rate sensitive liabilities	70.1%	76.0%	76.0%	79.2%	93.4%	114.2%	

Capital Resources and Dividends

We have an ongoing strategic objective of maintaining a capital base that supports the pursuit of profitable business opportunities, provides resources to absorb risk inherent in our activities and meets or exceeds all regulatory requirements.

The Federal Reserve Board has established minimum regulatory capital standards for bank holding companies and state member banks. The regulatory capital standards categorize assets and off-balance sheet items into four categories that weight balance sheet assets according to risk, requiring more capital for holding higher risk assets. At December 31, 2009 and 2008, our Tier 1 leverage ratio (Tier 1 capital to average total assets) was 10.01% and 9.62% respectively with the minimum regulatory ratio to be well capitalized at 5.00%. Tier 1 risk based capital ratios at December 31, 2009 and 2008 were 12.36% and 10.62% respectively with the minimum regulatory ratio to be well capitalized at 6.00%. Total risk based capital to risk weighted assets at December 31, 2009 and 2008 were 14.09% and 12.41% respectively with the minimum regulatory ratio to be well capitalized at 10.00%. Our capital structure exceeds regulatory guidelines established for well capitalized institutions, which affords us the opportunity to take advantage of business opportunities while ensuring that we have the resources to protect against risk inherent in our business.

	December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Tier 1 capital:			
Common stock	$11,885	$11,885	$11,885
Retained earnings	23,275	23,339	23,011
Total equity	35,160	35,224	34,896
Trust preferred stock	10,394	-	-
Warrants	661	-	-
Trust preferred debt	5,155	5,155	5,155
Total Tier 1 capital	51,370	40,379	40,051
Tier 2 capital:			
Allowance for loan losses	5,192	4,797	2,489
Subordinated debt	2,000	2,000	2,000
Total Tier 2 capital	7,192	6,797	4,489
Total risk-based capital	$58,562	$47,176	$44,540
Risk-weighted assets	$415,747	$380,070	$308,511
Capital ratios:			
Tier 1 leverage ratio	10.01%	9.62%	12.50%
Tier 1 risk based capital	12.36	10.62	12.98
Total risk based capital	14.09	12.41	14.44
Tangible equity to assets	6.80	8.16	9.92

Liquidity

Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of our management of liquid assets and the ability to generate liquidity through liability funding, management believes we maintain overall liquidity sufficient to satisfy our depositors' requirements and meet our clients' credit needs.

We also maintain additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers bank. These available lines currently total approximately $29.5 million, of which there were no outstanding draws at December 31, 2009.

We have a credit line at the Federal Home Loan Bank of Atlanta in the amount of approximately $61.5 million which may be utilized for short and/or long-term borrowing. Advances from the Federal Home Loan Bank totaled $50.0 million at December 31, 2009.

At December 31, 2009, cash, federal funds sold, short-term investments, securities available for pledge or sale and available lines were 34.6% of total deposits.

ITEM 8. FINANCIAL STATEMENTS

The following 2009 Financial Statements of First Capital Bancorp, Inc. are included after the signature pages to this Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition December 31, 2009 and 2008
Consolidated Statements of Income for the Years Ended December 31, 2009 and 2008
Consolidated Statements of Stockholders' Equity and Comprehensive Income
for the Years Ended December 31, 2009 and 2008
Consolidated Statements of Cash Flows for the Years ended December 31, 2009 and 2008
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last fiscal year.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended). Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment of the design and effectiveness of its internal controls over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Audit Committee Financial Expert. The applicable information contained in the section captioned "Proposal No. 1 – Election of Directors – Audit Committee" in the definitive proxy statement for the Annual Meeting of Stockholders to be held on May 19, 2010 (the "Proxy Statement") is incorporated herein by reference.

Code of Ethics. The Bank has adopted (i) A Banker's Professional Code of Ethics, and (ii) a Code of Conduct and Conflict of Interest, both of which are applicable to its principal executive officer, principal financial officer and principal accounting officer or controller. The codes are filed as exhibits to this Report on Form 10-K.

The information contained under the section captioned "Proposal No. 1– Election of Directors" in the Proxy Statement is incorporated herein by reference.

Additional information concerning executive officers is included in the Proxy Statement in the section captioned "Proposal No. 1 – Election of Directors - Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION.

The information contained in the section captioned "Proposal No. 1 – Election of Directors – Executive Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Stockholders" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the chart in the section captioned "Voting Securities and Principal Stockholders" in the Proxy Statement.

(c) Management of First Capital Bancorp, Inc. knows of no arrangements, including any pledge by any person of securities of the First Capital Bancorp, Inc., the operation of which may at a subsequent date result in a change in control of First Capital Bancorp, Inc.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated herein by reference to the section captioned "Proposal No. 1 - Election of Directors – Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the sections captioned "2009 Audit Committee Report" and "Proposal No. 3 – Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS.

The following exhibits are filed as part of this Form 10-K

No.	Description
2.1	Agreement and Plan of Reorganization dated as of September 5, 2006, by and between First Capital Bancorp, Inc. and First Capital Bank (incorporated by reference to Exhibit 2.1 of Form 8-K 12 g-3 filed on September 12, 2006).
3.1	Articles of Incorporation of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of Form 10-QSB filed on November 13, 2006).
3.2	Amended and Restated bylaws of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of Form 8-K filed on May 22, 2007).
3.3	Articles of Amendment to the Company's Articles of Incorporation, designating the terms of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1 of Form 8-K filed on April 6, 2009).
4.1	Specimen Common Stock Certificate of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 4.1 of Form SB-2 filed on March 16, 2007.
4.2	Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 4.1 of Form 8-K filed on April 6, 2009).
4.3	Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 4.2 of Form 8-K filed on April 6, 2009).
10.1	2000 Stock Option Plan (formerly First Capital Bank 2000 Stock Option Plan) (incorporated by reference to Exhibit 10.1 to Amendment No.1 to Form SB-2 filed on April 26, 2007). *

10.2 Amended and Restated Employment Agreement dated December 31, 2008, between First Capital Bank and Robert G. Watts, Jr. (incorporated by reference to Exhibit 10.2 of Form 10-K filed on March 31, 2009).*

10.3 Amended and Restated Change in Control Agreement dated September 15, 2006, between First Capital Bank and William W. Ranson (incorporated by reference to Exhibit 10.3 of Amendment No.1 to Form SB-2 filed on April 26, 2007).*

10.4 Employment Agreement dated December 31, 2008, between First Capital Bancorp. Inc. and John M. Presley (incorporated by reference to Exhibit 10.4 of Form 10-K filed on March 31, 2009).*

10.5 Change in Control Agreement dated April 14, 2009, between First Capital Bank and K. Bradley Hildebrandt (incorporated by reference to Exhibit 10.4 of Form 8-K filed on April 16, 2009).*

10.6 Form of Change in Control Agreement dated April 1, 2009, between First Capital Bank and each of William D. Bein, Katherine K. Wagner, Richard McNeil, Ralph Ward, Jr., James E. Sedlar and Barry P. Almond (incorporated by reference to Exhibit 10.6 of Form 10-Q filed on August 14, 2009). *

10.7 Letter Agreement, dated as of April 3, 2009, by and between First Capital Bancorp, Inc., and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.1 in Form 8-K filed on April 6, 2009).

10.8 Side Letter Agreement dated April 3, 2009, by and between First Capital Bancorp, Inc. and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.2 of Form 8-K filed on April 6, 2009).

10.9 Form of Waiver (incorporated by reference to Exhibit 10.3 of Form 8-K filed on April 6, 2009).

10.10 Form of Waiver (incorporated by reference to Exhibit 10.4 of Form 8-K filed on April 6, 2009).

21.1 List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Form SB-2 filed on March 16, 2007).

24 Power of Attorney (included on signature page).

31.1 Certification of John M. Presley, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 31, 2010.

31.2 Certification of William W. Ranson, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 31, 2010.

32.1 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 A Banker's Professional Code of Ethics as adopted by First Capital Bank (incorporated by reference to Exhibit 99.1 of Form 10-KSB/A filed on June 13, 2007).

99.2 Code of Conduct and Conflict of Interest as adopted by First Capital Bank (incorporated by reference to Exhibit 99.2 of Form 10-KSB/A filed on June 13, 2007).

99.3 Certification of John M. Presley Pursuant to the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

99.4 Certification of William W. Ranson Pursuant to the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

* Management contract or compensation plan or arrangement.

Exhibits to Form 10-K; Financial Information

A copy of any of the exhibits to this Report on Form 10-K and copies of any published annual or quarterly reports will be furnished without charge to the stockholders as of the record date, upon written request to William W. Ranson, Senior Vice President & Chief Financial Officer, 4222 Cox Road, Suite 200, Glen Allen, Virginia 23060.

Annual Stockholders' Meeting

The Annual Meeting of stockholders will be held at 4:30 p.m. on Wednesday, May 19, 2010 at Hilton Richmond Hotel & SPA/Short Pump, 12042 West Broad Street, Richmond, Virginia.

Exhibit 31.1

I, John M. Presley, certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have;

a. designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions);

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data, and I have identified for the Company's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2010

/s/ John M. Presley
John M. Presley
Managing Director and Chief Executive Officer

Exhibit 31.2

I, William W. Ranson, certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have;

   a. designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions);

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data, and I have identified for the Company's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2010

/s/ William W. Ranson
William W. Ranson
Senior Vice President
and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C.SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies that this Annual Report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of First Capital Bancorp, Inc.

Date: March 31, 2010

By: /s/ John M. Presley.
John M. Presley
Managing Director and Chief Executive Officer

By: /s/ William W. Ranson
William W. Ranson
Senior Vice President and CFO
(Principal Accounting and Financial Officer)

Exhibit 99.3

Certification of Chief Executive Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

UST Sequence Number 444

I, John M. Presley, Managing Director and CEO (Principal Executive Officer) certify, based on my knowledge, that:

(i) The compensation committee of First Capital Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during the period beginning on the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury and ending with the last day of the TARP recipient's fiscal year containing that date (the applicable period), the senior executive officer (SEO) compensation plans and the employee compensations plans and the risks these plans pose to First Capital Bancorp, Inc.;

(ii) The compensation committee of First Capital Bancorp, Inc. has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc., and during that same applicable period has identified any features of the employee compensation plans that pose risks to First Capital Bancorp, Inc. and has limited those features to ensure that First Capital Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the applicable period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First Capital Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First Capital Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc.

(B) Employee compensation plans that unnecessarily expose First Capital Bancorp, Inc. to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee.

(vi) First Capital Bancorp, Inc. has required that bonus payments, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), of the SEOs and twenty next most highly compensated employees be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First Capital Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(viii) First Capital Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established there under during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(ix) The board of directors of First Capital Bancorp, Inc. has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, by the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury; this policy has been provided to Treasury and its primary regulatory agency; First Capital Bancorp, Inc. and its employees have complied with this policy during the applicable period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First Capital Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xi) First Capital Bancorp, Inc. will disclose the amount, nature, and justification for the offering during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First Capital Bancorp, Inc. will disclose whether First Capital Bancorp, Inc., the board of directors of First Capital Bancorp, Inc. or the compensation committee of First Capital Bancorp, Inc. has engaged during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First Capital Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xiv) First Capital Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First Capital Bancorp, Inc. and Treasury, including any amendments;

(xv) First Capital Bancorp, Inc. has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

Date: March 29, 2010

/s/ John M. Presley
John M. Presley
Managing Director & CEO

Exhibit 99.4

Certification of Principal Financial Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

UST Sequence Number 444

I, William W. Ranson, Senior Vice President & CFO (Principal Financial Officer) certify, based on my knowledge, that:

(i) The compensation committee of First Capital Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during the period beginning on the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury and ending with the last day of the TARP recipient's fiscal year containing that date (the applicable period), the senior executive officer (SEO) compensation plans and the employee compensations plans and the risks these plans pose to First Capital Bancorp, Inc.;

(ii) The compensation committee of First Capital Bancorp, Inc. has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc., and during that same applicable period has identified any features of the employee compensation plans that pose risks to First Capital Bancorp, Inc. and has limited those features to ensure that First Capital Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the applicable period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First Capital Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First Capital Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc.

(B) Employee compensation plans that unnecessarily expose First Capital Bancorp, Inc. to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee.

(vi) First Capital Bancorp, Inc. has required that bonus payments, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), of the SEOs and twenty next most highly compensated employees be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First Capital Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(viii) First Capital Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established there under during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(ix) The board of directors of First Capital Bancorp, Inc. has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, by the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury; this policy has been provided to Treasury and its primary regulatory agency; First Capital Bancorp, Inc. and its employees have complied with this policy during the applicable period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First Capital Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xi) First Capital Bancorp, Inc. will disclose the amount, nature, and justification for the offering during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First Capital Bancorp, Inc. will disclose whether First Capital Bancorp, Inc., the board of directors of First Capital Bancorp, Inc. or the compensation committee of First Capital Bancorp, Inc. has engaged during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First Capital Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xiv) First Capital Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First Capital Bancorp, Inc. and Treasury, including any amendments;

(xv) First Capital Bancorp, Inc. has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

Dated March 29, 2010

/s/ William W. Ranson
William W. Ranson
Senior Vice President & Chief
Financial Officer

SIGNATURE

The undersigned hereby appoint John M. Presley and William W. Ranson and each of them, as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, any and all exhibits and amendments to this 10-K, and any and all instruments and other documents to be filed with the Securities and Exchange Commission pertaining to this 10-K, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

FIRST CAPITAL BANCORP, INC.

Date: March 31, 2010

By: /s/ John M. Presley
John M. Presley.
Managing Director and Chief Executive Officer

Pursuant to the requirements of Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant, in the capacities and on the dates indicated.

Date: March 31, 2010

/s/ John M. Presley
John M. Presley.
Managing Director and Chief Executive Officer and Director

Date: March 31, 2010

/s/ Robert G. Watts, Jr.
Robert G. Watts, Jr.
President and Director

Date: March 31, 2010

/s/ William W. Ranson
William W. Ranson
Senior Vice President and CFO
(Principal Accounting and Financial Officer)

Date: March 31, 2010

/s/ P. C. Amin
P. C. Amin, Director

Date: March 31, 2010

/s/ Gerald Blake
Gerald Blake, Director

Date: March 31, 2008	/s/ Grant S. Grayson Grant S. Grayson, Director
Date: March 31, 2010	/s/ Yancey S. Jones Yancey S. Jones, Director
Date: March 31, 2008	/s/ Jay M. Weinberg Jay M. Weinberg, Director
Date: March 31, 2010	/s/ Joseph C. Stiles, Jr. Joseph C. Stiles, Jr., Director
Date: March 31, 2010	/s/ Richard W. Wright Richard W. Wright, Director
Date: March 31, 2010	/s/ Gerald H. Yospin Gerald H. Yospin, Director
Date: March 31, 2010	/s/ Debra L. Richardson Debra L. Richardson, Director
Date: March 31, 2009	/s/ Kamlesh N. Dave, Director Kamlesh N. Dave, Director

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Consolidated Financial Statements

For the Years Ended
December 31, 2009 and 2008

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Contents

Page

Report of Independent Registered Public Accounting Firm F-2

Consolidated Financial Statements

Consolidated Statements of Financial Condition
December 31, 2009 and 2008 .... F-3

Consolidated Statements of Income
For the Years Ended December 31, 2009 and 2008 .... F-4

Consolidated Statements of Stockholders' Equity and Comprehensive Income
For the Years Ended December 31, 2009 and 2008 .... F-5

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008 .... F-6

Notes to Consolidated Financial Statements F-7


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
And Stockholders
First Capital Bancorp, Inc.
Richmond, Virginia

We have audited the accompanying consolidated statements of financial condition of First Capital Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of First Capital Bancorp, Inc. and Subsidiary, as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
March 29, 2010

PART 1 - FINANCIAL INFORMATION

Item 1 - Financial Statements

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition

	2009	2008
ASSETS		
Cash and due from banks	$7,919,612	$5,439,863
Interest-bearing deposits in other banks	22,747,000	274,471
Federal funds sold	1,000,000	9,640,000
Investment securities:		
Available for sale, at fair value	77,118,370	30,523,357
Held to maturity, at cost	1,452,947	1,453,541
Restricted, at cost	4,158,289	3,804,039
Loans, net of allowance for losses	397,120,098	367,440,018
Other real estate owned	3,387,712	2,158,179
Premises and equipment, net	7,118,591	7,214,660
Accrued interest receivable	2,292,742	1,804,805
Deferred tax asset	1,435,267	952,554
Prepaid FDIC premiums	3,135,649	-
Other assets	1,509,486	847,709
Total assets	$530,395,763	$431,553,196
LIABILITIES		
Deposits		
Noninterest-bearing	$37,554,667	$34,517,982
Interest-bearing	384,579,427	299,782,058
Total deposits	422,134,094	334,300,040
Accrued expenses and other liabilities	3,413,338	2,525,956
Securities sold under repurchase agreements	1,234,901	2,152,628
Subordinated debt	7,155,000	7,155,000
Federal Home Loan Bank advances	50,000,000	50,000,000
Total liabilities	483,937,333	396,133,624
STOCKHOLDERS' EQUITY		
Preferred stock, $4.00 par value (authorized 2,000,000 shares; issued and outstanding 2009: Series A: $1,000 Stated Value 10,958 shares Fixed Rate Cumulative Perpetual Preferred, and $0 at December 31, 2008	43,832	-
Common stock, $4.00 par value (authorized 5,000,000 shares; issued and outstanding, 2,971,171 at December 31, 2009 and December 31, 2008 respectively)	11,884,684	11,884,684
Additional paid-in capital	29,696,114	18,650,379
Retained earnings	4,493,471	4,688,639
Warrants	660,769	-
Discount on preferred stock	(564,395)	-
Accumulated other comprehensive income, net of tax	243,955	195,870
Total stockholders' equity	46,458,430	35,419,572
Total liabilities and stockholders' equity	$530,395,763	$431,553,196

See notes to consolidated financial statements.

First Capital Bancorp Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2009 and 2008

	December 31,	
	2009	2008
Interest income		
Loans	$22,925,135	$22,161,395
Investments:		
Taxable interest income	2,072,139	1,449,766
Tax exempt interest income	288,446	63,525
Dividends	67,420	156,020
Federal funds sold and interest bearing deposits	48,354	214,058
Total interest income	25,401,494	24,044,764
Interest expense		
Deposits	10,665,696	10,671,026
FHLB advances	1,878,559	1,872,417
Federal funds purchased	110	34,907
Subordinated debt and other borrowed money	266,331	417,782
Total interest expense	12,810,696	12,996,132
Net interest income	12,590,798	11,048,632
Provision for loan loss	2,285,000	2,924,442
Net interest income after provision for loan loss	10,305,798	8,124,190
Noninterest income		
Fees on deposits	257,311	248,012
Other	489,648	495,974
Total noninterest income	746,959	743,986
Noninterest expenses		
Salaries and employee benefits	4,773,711	4,269,961
Merger costs	284,542	-
Occupancy expense	799,043	852,070
Data processing	703,060	676,850
Professional services	386,815	269,422
Advertising and marketing	97,054	249,953
FDIC assessment	1,099,092	215,232
Virginia franchise tax	525,000	381,000
Depreciation	418,511	375,550
Other expenses	1,541,164	1,269,977
Total noninterest expense	10,627,992	8,560,015
Net income before provision for income taxes	424,765	308,161
Income tax expense	117,200	137,800
Net income	$307,565	$170,361
Effective dividend on preferred stock	502,733	-
Net income (loss) available to common shareholders	($195,168)	$170,361
Basic income (loss) per share	$ (0.07)	$ 0.06
Diluted income (loss) per share	$ (0.07)	$ 0.06

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years Ended December 31, 2009 and 2008

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Warrant	Discount on Preferred Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 2008	$ -	$11,884,684	$18,492,528	$4,518,278	$ -	$ -	($36,432)	$34,859,058
Net income	-	-	-	170,361	-	-	170,361	170,361
Other comprehensive income								
Unrealized holding gain arising during period, (net of tax, $119,671)	-	-	-	-	-	-	232,302	232,302
Total comprehensive income							$402,663	
Stock based compensation expense	-	-	157,851	-	-	-		157,851
Balance December 31, 2008	$ -	$11,884,684	$18,650,379	$4,688,639	$ -	$ -	$195,870	$35,419,572
Balance January 1, 2009	$ -	$11,884,684	$18,650,379	$4,688,639	$ -	$ -	$195,870	$35,419,572
Net income	-	-	-	307,565	-	-	307,565	307,565
Other comprehensive income								
Unrealized holding gain arising during period, (net of tax, $24,771)	-	-	-	-	-	-	48,085	48,085
Total comprehensive income							$355,650	
Issuance of Preferred Stock	43,832	-	10,914,168	-	660,769	(660,769)		10,958,000
Cost associated with preferred stock	-	-	(24,272)	-	-	-		(24,272)
Dividends on Preferred Stock	-	-	-	(406,359)	-	-		(406,359)
Accretion of discount on Preferred Stock	-	-	-	(96,374)	-	96,374		-
Stock based compensation expense	-	-	155,839	-	-	-		155,839
Balance December 31, 2009	$43,832	$11,884,684	$29,696,114	$4,493,471	$660,769	($564,395)	$243,955	$46,458,430

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 307,565	$170,361
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for loan losses	2,285,000	2,924,442
Depreciation of premises and equipment	418,511	375,550
Stock based compensation expense	155,839	157,851
Deferred income taxes	(507,485)	(753,129)
Net (accretion) amortization of bond premiums/discounts	356,589	(36,135)
(Increase) in other assets	(3,797,424)	(207,695)
(Increase) decrease in accrued interest receivable	(487,937)	3,134
Increase (decrease) in accrued expenses and other liabilities	887,382	(854,692)
Net cash provided by (used in) operating activities	(381,960)	1,779,687
Cash flows from investing activities		
Proceeds from maturities and calls of securities	5,700,000	24,000,000
Proceeds from paydowns of securities available-for-sale	7,611,946	2,108,066
Purchase of securities available-for-sale	(60,190,099)	(23,418,769)
Purchase of securities held-to-maturity	-	(1,453,550)
Purchase of FHLB Stock	(143,800)	(620,300)
Purchase of Federal Reserve Stock	(210,450)	-
Purchases of property and equipment	(322,442)	(664,398)
Purchase of land and building	-	(4,847,992)
Net increase in loans	(33,194,613)	(78,288,354)
Net cash used in investing activities	(80,749,458)	(83,185,297)
Cash flows from financing activities		
Net increase (decrease) in demand, savings and money market accounts	98,929,243	(14,009,457)
Advances from FHLB	-	10,000,000
Issurance of preferred stock to U.S. Treasury, net of related expenses	10,933,728	-
Dividends on preferred stock	(406,359)	-
Net (decrease) increase in certificates of deposit	(11,095,189)	93,201,174
Increase in Federal funds purchased	-	(9,261,000)
Net (decrease) increase in repurchase agreements	(917,727)	49,689
Net cash provided by financing activities	97,443,696	79,980,406
Net increase (decrease) in cash and cash equivalents	16,312,278	(1,425,204)
Cash and cash equivalents, beginning of period	15,354,334	16,779,538
Cash and cash equivalents, end of period	$ 31,666,612	$ 15,354,334
Supplemental disclosure of cash flow information		
Interest paid during the period	$ 12,774,959	$ 12,957,374
Taxes paid during the period	$ 724,283	$ 1,060,000
Supplemental schedule of noncash investing and financing activities		
Transfer of loans to other real estate owned, net	$ 1,416,852	$ -

See notes to consolidated financial statements.

Note 1 - Summary of significant accounting policies

First Capital Bancorp, Inc. (the "Company") is the holding company of and successor to First Capital Bank (the "Bank"). Effective September 8 , 2006, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction (the "Share Exchange") pursuant to an Agreement and Plan of Reorganization dated September 5, 2006, between the Company and the Bank (the "Agreement"). The Agreement was approved by the shareholders of the Bank at the annual meeting of shareholders held on May 16, 2006. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of the Company's common stock, par value $4.00 per share, on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company of the Bank and the shareholders of the Bank became shareholders of the Company. All references to the Company in this annual report for dates or periods prior to September 8, 2006 are references to the Bank.

The Company conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First Capital Bank. First Capital Bank created RE1, LLC, a wholly owned Virginia limited liability company in December 2008 for the sole purpose of taking title to property acquired in lieu of foreclosure. RE1, LLC has been consolidated with First Capital Bank. The Company exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and such other subsidiaries as it may acquire or establish.

The accounting and reporting policies of the Company and its wholly owned subsidiary conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. The following is a summary of the more significant of these policies.

Consolidation – The consolidated financial statements include the accounts of First Capital Bancorp, Inc. and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. The estimation process may include management obtaining independent appraisals for significant collateral properties, but the ultimate collectibility and recovery of carrying amounts are susceptible to changes in the local real estate market and other local economic conditions.

Management uses available information to recognize losses on loans; future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change in the near term.

Cash equivalents - Cash equivalents include short-term highly liquid investments with maturities of three months or less at the date of purchase, including Federal funds sold.

Investment Securities – Investment in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization or premiums and accretion of discounts using the interest method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their fair value below amortized cost. Investment not classified as held-to-maturity are classified as available-for-sale. Debt securities classified as available-for-sale are stated at fair value with unrealized holding gains and losses excluded from earnings and reported, net of deferred tax, as a component of other comprehensive income until realized.

The Company as a matter of policy does not trade securities and therefore does not classify any of its securities as such. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method and recognized on a trade-date basis. Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost, if any, are included in earnings as realized losses.

Due to the nature of, and restrictions placed upon the Company's common stock investment in the Federal Reserve Bank, Federal Home Loan Bank of Atlanta and Community Bankers Bank, these securities have been classified as restricted equity securities and carried at cost. These restricted securities are not subject to the investment security classifications.

Loans and allowances for loan losses - Loans are concentrated to borrowers in the Richmond metropolitan area and are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. The Company defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments.

Loans that are 90 days or more past due are individually reviewed for ultimate collectibility. Interest determined to be uncollectible on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is returned to normal, in which case the loan is returned to accrual status.

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb known and expected loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating loan losses. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Bank's regulators.

A loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts of principal and interest due according to the contractual terms of the loan agreement. Impairment is measured either by discounting the expected future cash flows at the loan's effective interest rate, based on the net realizable value of the collateral or based upon an observable market price where applicable. Charges on impaired loans are recognized as a component of the allowance for loans losses.

Other real estate owned – Other real estate owned is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value less estimated costs to sell at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required to the carrying value of these properties are charged to current operations. Gains and losses realized from the sale of other real estate owned are included in current operations.

Bank premises and equipment - Company premises and equipment are stated at cost, less accumulated depreciation. Depreciation of Company premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 50 years for premises and 5 to 20 years for equipment, furniture and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against the proceeds and any resulting gain or loss is included in the determination of income.

Impairment or Disposal of Long-Lived Assets - The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceed the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell.

Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Advertising costs - Advertising costs are expensed in the period they are incurred and amounted to $97,054 and $249,953 for December 31, 2009 and 2008, respectively.

Stock Based Compensation – Effective January 1, 2006, the Company adopted ASC 718 (formerly SFAS No. 123R) Stock Compensation. This statement requires the costs resulting from all share-based payments to employees, including grants of employee stock options, be recognized as compensation in the financial statements.

Note 2 – Restrictions of cash

To comply with Federal Reserve regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $255,000 for the week including December 31, 2009 and $930,000 for the week including December 31, 2008.

Note 3 – Investment Securities

The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities are as follows:

	December 31, 2009			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Available-for-sale				
U.S. Government agencies	$23,610,035	$132,274	$274,915	$23,467,394
Mortgage-backed securities	11,820,972	276,457	35,382	12,062,047
Corporate bonds	3,406,512	112,519	31,416	3,487,615
CMO securities	22,699,676	284,645	44,299	22,940,022
State and political subdivisions - taxable	5,936,082	50,463	189,465	5,797,080
State and political subdivisions - tax exempt	9,274,947	147,675	58,410	9,364,212
	$76,748,224	$1,004,033	$633,887	$77,118,370

	December 31, 2008			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Available-for-sale				
U.S. Government agencies	$16,685,034	$437,483	$ -	$17,122,517
Mortgage-backed securities	6,368,501	63,429	54,910	6,377,020
Corporate bonds	3,390,363	-	121,643	3,268,720
CMO securities	2,026,516	-	-	2,026,516
State and political subdivisions - tax exempt	1,755,654	3,713	30,783	1,728,584
	$30,226,068	$504,625	$207,336	$30,523,357

	December 31, 2009			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Held-to-maturity				
Tax-exempt municipal bonds	$1,452,947	$84,507	$ -	$1,537,454
	$1,452,947	$84,507	$ -	$1,537,454

	December 31, 2008			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Held-to-maturity				
Tax-exempt municipal bonds	$1,453,541	$17,530	$ -	
	$1,453,541	$17,530	$ -	$1,537,454

The amortized cost, weighted average yield and estimated fair value of debt securities at December 31, 2009, by contractual maturity, were as follows:

	Amortized Cost	Weighted Average Tax Equivalent Yield	Fair Value
Available-for-sale			
Due in one year or less	$337,946	4.24%	$343,976
Due after one year through five years	18,729,497	4.00%	19,088,578
Due after five years through ten years	30,011,752	4.41%	30,318,564
Due after ten years	27,669,029	4.77%	27,367,252
Total	$76,748,224	4.44%	$77,118,370

Held-to-maturity

Due after ten years	1,452,947	7.22%	1,537,454
Total	$1,452,947	7.22%	$1,537,454

The following table details unrealized losses and related fair values in the Company's available-for-sale investment securities portfolios. All unrealized losses on investment securities are a result of volatility in the market during 2009 and 2008. At December 31, 2009 there was 1 out of 38 mortgage-backed securities with fair values less than amortized cost. All unrealized losses are considered by management to be temporary given investment security credit ratings, the short duration of the unrealized losses and the intent to hold debt securities in an unrealized loss position greater than twelve months for the foreseeable future. This information is aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009 and 2008:

	December 31, 2009			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 10,419,951	$ 189,472	$ 2,906,250	$ 85,443
Mortgage-backed securities	1,470,442	35,382	-	-
Corporate bonds	968,432	5,592	448,900	25,824
CMO securities	4,562,551	44,299	-	-
State and political subdivisions - taxable	4,229,179	189,465	-	-
State and political subdivisions - tax exempt	4,272,085	58,410	-	-
	$ 25,922,640	$ 522,620	$ 3,355,150	$ 111,267

	December 31, 2008			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ -	$ -	$ -	$ -
Mortgage-backed securities	2,543,554	51,513	401,873	3,397
Corporate bonds	3,268,720	121,643	-	-
State and political subdivisions - tax exempt	1,177,665	30,783	-	-
	$ 6,989,939	$ 203,939	$ 401,873	$ 3,397

Restricted equity securities consist of Federal Reserve Bank stock in the amount of $1,042,050 and $831,600, Federal Home Loan Bank of Atlanta stock in the amount of $3,026,900 and $2,883,100, Community Bankers Bank stock in the amount of $62,750 and $62,750, and an equity investment in Infinex in the amount of $9,500 as of December 31, 2009 and 2008. Restricted equity securities are carried at cost. The Federal Home Loan Bank requires the Bank to maintain stock in an amount equal to 4.5% of outstanding borrowings and a specific percentage of the member's total assets. The Federal Reserve Bank of Richmond requires the Company to maintain stock with a par value equal to 3% of its outstanding capital.

The remainder of restricted securities consists of investments in a Limited Liability Company that provides title insurance services to the Bank's customers. Investment in this Limited Liability Company was $17,089 as of December 31, 2009 and

2008, respectively.

Securities with a market value of approximately $5,177,000 and $14,603,000 were pledged as collateral at December 31, 2009 and 2008, respectively to secure purchases of federal funds, repurchase agreements, collateral for customer's deposits and collateral to secure public deposits.

Note 4 – Loans

Major classifications of loans are as follows:

	December 31,	
	2009	2008
	Amount	Amount
Commercial	$54,590,024	$51,138,208
Real estate - residential	137,981,388	122,551,828
Real estate - commercial	125,444,710	106,796,170
Real estate - construction	81,106,396	86,515,314
Consumer	4,541,791	5,584,100
Total loans	403,664,309	372,585,620
Less:		
Allowance for loan losses	6,600,360	5,060,433
Net deferred costs (fees)	56,149	(85,169)
Loans, net	$397,120,098	$367,440,018

A summary of the transactions affecting the allowance for loan losses follows:

	2009	2008
Balance, beginning of year	$5,060,433	$2,489,066
Provision for loan losses	2,285,000	2,924,442
Recoveries	9,961	6,322
Charge-offs	(755,034)	(359,397)
Balance, December 31	$6,600,360	$5,060,433

The following is a summary of information pertaining to impaired loans:

	2009	2008
Impaired loans with related allowance	$12,279,027	$9,118,862
Allowance on impaired loans	$1,969,728	$2,539,425
Average balance of impaired loans	$8,670,057	$939,231
Interest income recognized and collected on impaired loans	$553,248	$113,893

No additional funds are committed to be advanced in connection with impaired loans. Nonaccrual loans amounted to $3,606,897 and $4,411,475 at December 31, 2009 and 2008. The allowance for nonaccrual loans amounted to $1,408,005 and $560,378 at December 31, 2009 and 2008. If interest on these loans had been accrued such income would have approximated $308,326 and $33,957, respectively. Excluding the nonaccrual loans, there were no loans past due 90 days or more at December 31, 2009 and 2008. At December 31, 2009 and 2008, there were $3,390,201 and $0 of troubled debt restructurings, respectively, with specific valuation allowances of such loans in the amounts of $747,301 and $0, respectively.

Note 5 - Premises and equipment

Major classifications of these assets are summarized as follows:

	December 31,	
	2009	2008
Land	$3,470,036	$3,455,487
Building	2,435,364	2,339,944
Furniture and equipment	2,419,428	2,218,358
Leasehold improvements	846,627	846,627
	9,171,455	8,860,416
Less acculumated depreciation	2,052,864	1,645,756
Premises and equipment, net	$7,118,591	$7,214,660

Accumulated depreciation and amortization at December 31 was as follows:

	2009	2008
Building	$131,635	$71,113
Furniture and equipment	1,446,026	1,203,301
Leasehold improvements	475,203	371,342
	$2,052,864	$1,645,756

Certain Company premises and equipment are leased under various operating leases. Rental expense was $623,136 and $691,990 in 2009 and 2008, respectively.

Future minimum payments, by year and in the aggregate for operating leases with initial or remaining terms in excess of one year as of December 31, 2009 are as follows:

2010	$630,362
2011	619,528
2012	436,091
2013	317,641
2014	86,829
Thereafter	314,116
	$2,404,566

Note 6 - Deposits

Major categories of deposits at December 31, 2009 and 2008 follow:

	2009		2008	
	Amount	Average Rate	Amount	Average Rate
Noninterest-bearing deposits				
Demand deposits	$37,554,667	0.00%	$34,517,982	0.00%
Interest-bearing deposits				
Money market and NOW accounts	143,549,255	1.56%	47,656,697	0.96%
Certificates of deposit				
Less than $100,000	108,072,019	3.01%	133,974,025	4.24%
Greater than $100,000	132,958,153	2.90%	118,151,336	4.13%
	$422,134,094		$334,300,040	

Time deposits will mature as follows:

2010	$115,355,969
2011	37,089,490
2012	46,758,332
2013	9,637,242
2014	32,189,139
	$241,030,172

The aggregate amount of deposits exceeding $100,000 was $252,969,000 and $158,055,000 at December 31, 2009 and 2008, respectively.

The Company classifies deposit overdrafts as other consumer loans which totaled $17 thousand at December 31, 2009 and $19 thousand at December 31, 2008.

In the normal course of business, the Company has received deposits from directors and executive officers. At December 31, 2009 and 2008, deposits from directors and executive officers were approximately $14.7 million and $10.3million. All such deposits were received in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with unrelated persons.

Note 7 – FHLB advances, securities sold under repurchase agreements and federal funds purchased

The Company uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Company, they can be invested at a positive rate of return or are used to minimize interest rate risk.

As a member of the Federal Home Loan Bank of Atlanta, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB advances are secured by the pledge of FHLB stock and a blanket lien on qualified 1 to 4 family residential real estate loans and a blanket lien on qualified commercial mortgages.

Advances from the FHLB at December 31, 2009 consist of the following:

Advance Amount	Interest Rate	Maturity	Call Provision
$5,000,000	4.50%	12/1/2011	-
5,000,000	4.52%	3/6/2012	-
5,000,000	4.20%	8/27/2012	2/27/2010
5,000,000	4.01%	9/28/2012	3/28/2010
5,000,000	2.35%	2/1/2013	2/1/2010
5,000,000	2.60%	2/2/2015	2/2/2010
5,000,000	3.95%	4/13/2015	1/13/2010
5,000,000	3.71%	6/24/2015	6/24/2010
5,000,000	4.27%	1/27/2016	-
5,000,000	2.95%	12/6/2017	3/6/2010
$50,000,000	3.71%		

Aggregate annual maturities of FHLB advances (based on final maturity dates) are as follows:

2011	5,000,000
2012	15,000,000
2013	5,000,000
2015	15,000,000
2016	5,000,000
2017	5,000,000
	$50,000,000

The Company has outstanding securities sold under repurchase agreements. These agreements are generally corporate cash management accounts for the Company's larger corporate depositors. These agreements are settled on a daily basis and the securities underlying the agreements remain under the Company's control.

The Company uses federal funds purchased for short-term borrowing needs. Federal funds purchased represent unsecured borrowings from other banks and generally mature daily.

	2009	2008
Maximum outstanding during the year		
FHLB advances	$50,000,000	$50,000,000
Federal funds purchased	-	13,662,000
Repurchase agreements	3,403,247	3,602,550
Balance outstanding at end of year		
FHLB advances	50,000,000	50,000,000
Federal funds purchased	-	-
Repurchase agreements	1,234,901	2,152,628
Average amount outstanding during the year		
FHLB advances	50,000,000	49,385,246
Federal funds purchased	-	952,519
Repurchase agreements	1,365,487	2,481,830
Average interest rate during the year		
FHLB advances	3.76%	3.79%
Federal funds purchased	0.00%	3.66%
Repurchase agreements	0.44%	1.31%
Average interest rate at end of year		
FHLB advances	3.71%	3.71%
Federal funds purchased	0.00%	0.00%
Repurchase agreements	0.50%	0.25%

Note 8 – Subordinated debt

On December 15, 2005, $2.0 million of subordinated debt was issued through a pooled underwriting. The securities have a fixed rate for five years and is payable quarterly. The interest rate at December 31, 2009 was 6.33%. The securities may be redeemed at par beginning December 2010 and each quarter after such date until the securities mature on December 31, 2015.

The subordinated debt may be included in Tier 2 capital for regulatory capital adequacy determination purposes up to 50% of Tier 1 capital.

Note 9 – Cumulative Perpetual Preferred Stock

In April 2009 we were approved for and received $10,958,000 from the U.S. Treasury Department under the TARP Capital Purchase Program. Under this program we issued 10,958 shares of Series A, $1,000 stated value, cumulative perpetual preferred stock. This stock will carry a 5% dividend for each of the first 5 years of the investment, and 9% thereafter, unless we elect to redeem the shares.

Additionally, the Treasury received warrants to purchase 250,947 shares of First Capital Bancorp, Inc. common stock with an exercise price of $6.55.

Note 10 – Trust Preferred Securities

On September 9, 2006, FCRV Statutory Trust I (the "Trust"), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On September 21, 2006, $5,155,000 of Trust Preferred Capital Notes were issued through a pooled underwriting. The Trust issued $155,000 in common equity to the Company. The securities have a LIBOR-indexed floating rate of interest (three-month LIBOR plus 1.70%) which adjusts, and is payable quarterly. The interest rate at December 31, 2009 was 1.95%. The securities may be redeemed at par beginning on September 15, 2011 and each quarter after such date until the securities mature on September 15, 2036. The principal asset of the Trust is $5,155,000 of the Company's junior subordinated debt securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

The trust preferred securities issued by the Company may be included in Tier 1 capital for regulatory adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred securities, not considered as Tier 1 capital, may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Trust Preferred Capital Notes constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Trust Preferred Capital Notes. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Trust Preferred Capital Notes and require a deferral of common dividends.

Pursuant to current accounting standards, the Company does not consolidate the Trust.

Note 11 - Income taxes

Current accounting standards provides a comprehensive model for how we should recognize, measure, present, and disclose uncertain tax positions in our financial statements that we have taken or expect to take on our tax return. The Company does not have any unrecognized tax benefits as defined by accounting standards and therefore there was not effect on our financial position or results of operations as a result of implementing the standard. If they were to arise, interest and penalties associated with unrecognized tax positions will be classified as additional income taxes in the statement of income. Tax returns for all years 2006 and thereafter are subject to possible future examinations by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

	2009	2008
Deferred tax assets:		
Allowance for Loan Losses	$2,106,394	$1,632,959
Unrealized holding (gain) loss on available-for-sale securities	(126,189)	(101,418)
Stock based compensation	73,494	44,791
	2,053,699	1,576,332
Deferred tax liabilities:		
Depreciation	205,365	231,216
Deferred loan costs	335,574	326,015
Prepaids	27,473	34,612
Other	50,020	31,935
	618,432	623,778
Net deferred tax asset	$1,435,267	$952,554

A reconciliation of the federal taxes at statutory rates to the tax provision for the year ended December 31, 2009 and 2008 is as follows:

	2009	2008
Federal statutory rate	$144,420	$104,775
Tax-exempt interest income	(86,075)	(16,859)
Nondeductible expenses	15,499	12,436
Stock based compensation	24,282	19,389
Miscellaneous	19,074	18,059
Provision for income taxes expense	$117,200	$137,800

Income tax attributable to income before income tax expense is summarized as follows:

	2009	2008
Current federal income tax expense	$624,685	$891,135
Deferred federal income tax expense	(507,485)	(753,335)
Total	$117,200	$137,800

Note 12 - Related party transactions

In the normal course of business, the Company has made loans to its officers and directors. Total loans at December 31, 2009 amounted to approximately $12,671,864 (including a $50,000 loan made to an officer prior to becoming an employee in 2005) of which approximately $1,027,781 represents unused lines of credit. Total loans to these persons at December 31, 2008 amounted to $13,779,840 of which $1,792,581 represented unused lines of credit. During 2009, new loans to officers and directors amounted to $1,596,814 and repayments amounted to $1,939,990. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations.

During the years ended December 31, 2009 and 2008, the Company utilized the services of a law firm for advice on various legal matters. The Chairman of the Board of Directors is also a principal in this law firm. The law firm was approved to provide various legal services to the Company at a cost of $331,968 and $185,243 for the years ended December 31, 2009 and 2008, respectively. During 2009, $103,597 of the $331,968 in legal fees were associated with merger activities.

The Company also utilized services of other businesses to acquire furniture and office supplies. Several Board members are involved with the daily activity of these businesses. Total purchases for the years ended December 31, 2009 and 2008 were $33,233 and $178,875, respectively.

Note 13 - Regulatory requirements and restrictions

The Company is subject to various federal and state regulatory requirements, including regulatory capital requirements administered by the federal banking agencies to ensure capital adequacy. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The most recent notification from the regulatory agencies categorized the Company's and the Bank's capital position as well-capitalized, under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

The Company's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2009						
Total capital to risk weighted assets						
Consolidated	$58,562	14.09%	$33,260	8.00%	$41,575	10.00%
First Capital Bank	$56,381	13.57%	$33,230	8.00%	$41,538	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$51,370	12.36%	$16,630	4.00%	$24,945	6.00%
First Capital Bank	$49,174	11.84%	$16,615	4.00%	$24,923	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$51,370	10.01%	$20,532	4.00%	$25,665	5.00%
First Capital Bank	$49,174	9.59%	$20,521	4.00%	$25,651	5.00%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2008						
Total capital to risk weighted assets						
Consolidated	$47,175	12.41%	$30,406	8.00%	$38,007	10.00%
First Capital Bank	$46,447	12.23%	$30,393	8.00%	$37,992	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$40,378	10.62%	$15,203	4.00%	$22,804	6.00%
First Capital Bank	$39,698	10.45%	$15,197	4.00%	$22,795	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$40,378	9.62%	$16,784	4.00%	$20,980	5.00%
First Capital Bank	$39,698	9.46%	$16,788	4.00%	$20,985	5.00%

The amount of dividends payable by the Company depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a bank's paid-in capital. Each of the Commission and the FDIC has the general authority to limit dividends paid by the Bank if such payments are deemed to constitute an unsafe and unsound practice.

Note 14 - Commitments and contingent liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers in the Richmond metropolitan area. These financial instruments include unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition. Financial instruments with off-balance-sheet risk are summarized as follows:

	2009	2008
Financial instruments whose contract amounts represent credit risk:		
Unused commercial lines of credit	$51,166,000	$79,300,000
Unused consumer lines of credit	13,007,000	11,430,000
Standby and Performance Letters of Credit	7,674,000	8,393,000
Loan commitments	3,395,500	13,465,009
	$75,242,500	$112,588,009

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit is represented by the contractual notional amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include personal property, commercial property, residential property, land, and accounts receivable.

Note 15 - Concentration of credit risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company's customers are residents or operate business ventures in its market area consisting primarily of the Richmond metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

At times, cash balances at financial institutions are in excess of FDIC insurance coverage. The Bank believes no significant risk of loss exists with respect to those balances.

Note 16 – Fair Value Disclosures

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value of a reasonable point within the range this is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, we group financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value.

- Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities in active markets at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 – Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market date for substantially the full term of the asset or liability.

- Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for instruments measured as fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). In quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). We obtain a single quote for all securities. Quotes for all of our securities are provided by our securities accounting and safekeeping correspondent bank. We perform a review of pricing data by comparing prices received from third party vendors to the previous month's quote for the same security and evaluate any substantial changes.

The following tables present the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008. Securities identified in Note 3 as restricted securities including stock in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank are excluded from the table below since there is not ability to sell these securities except when the FHLB or FRB require redemption based on either our borrowings at the FHLB, or in the case of the FRB changes in certain portions of our capital.

	December 31, 2009			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
Assets:				
Available-for-sale securities	$ -	$77,118,370	$ -	$77,118,370

	December 31, 2008			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
Assets:				
Available-for-sale securities	$ -	$30,523,356	$ -	$30,523,356

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual loans.

The following describes the valuation techniques used to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements.

Impaired Loans: Loans are designed as impaired when, in the judgment of management, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and account receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed external appraiser using observable market date (Level 2). However, if the collateral is a house or building in the process of construction or if a appraisal of the real estate property is over two years old, then the fair value is considered Level 3. If a real estate becomes a nonperforming loan, if the valuation is over one year old, either an evaluation by an officer of the bank or an outside vendor, or an appraisal is performed to determine current market value. We consider the value of a partially completed project for our loan analysis. For nonperforming construction loans, we obtain a valuation of each partially completed project "as is' from a third party appraiser. We use this third party valuation to determine if any charge-offs are necessary.

The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

Other Real Estate Owned: Certain assets such as other real estate owned ("OREO") are measured at fair value less cost to sell. We believe the fair value component in our valuation of OREO follows the provisions of accounting standards.

The following tables summarize our financial assets that were measured at fair value on a nonrecurring basis during the periods.

	December 31, 2009			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
Impaired loans	$ -	$ -	$12,279,027	$12,279,027
Other real estate owned	-	-	3,387,712	3,387,712
Total	$ -	$ -	$15,666,739	$15,666,739

	December 31, 2008			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
Impaired loans	$ -	$ -	$9,118,862	$9,118,862
Other real estate owned	-	-	2,158,179	2,158,179
Total	$ -	$ -	$11,277,041	$11,277,041

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks – The carrying amounts of cash and due from banks approximate their fair value.

Available-for-sale and held-to-maturity securities – Fair values measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). If the inputs used to provide the evaluation for certain securities are unobservable and/or there is little, if any, market activity (Level 3). The carrying value of restricted Federal Reserve Bank and Federal Home Loan Bank stock approximates fair value based on the redemption provisions of each entity and is therefore excluded from the following table.

Loans receivable – Fair values are based on carrying values for variable-rate loans that reprice frequently and have no significant change in credit risk. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The interest rates on loans at December 31, 2009 and 2008 are current market rates for their respective terms and associated credit risk.

Deposit liabilities – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest – The carrying amounts of accrued interest approximate their fair values.

Advances from Federal Home Loan Bank – The carrying value of advances from the Federal Home Loan Bank due within ninety days from the balance sheet date approximate fair value. Fair values for convertible advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on convertible advances with similar remaining maturities.

Federal Funds purchased and repurchase agreements – The carrying value of federal funds purchased and repurchase agreements due within ninety days from the balance sheet date approximate fair value.

Off-balance-sheet instruments – Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and counterparties' credit standings. These are not deemed to be material at December 31, 2009 and 2008.

The estimated fair values of the Company's financial instruments as of December 31, 2009 and 2008 are as follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial assets				
Cash and cash equivalents	$ 31,667	$ 31,667	$ 15,354	$ 15,354
Investment securities	78,571	78,655	31,977	31,994
Loans receivable, net	397,120	402,367	367,440	363,485
Accrued interest	2,293	2,293	1,805	1,805
Financial liabilities				
Deposits	$ 422,134	$ 425,636	$ 334,300	$ 342,862
FHLB advances	50,000	52,177	50,000	52,404
Federal funds purchased	-	-	-	
Subordinated debt	7,155	3,623	7,155	7,399
Repurchase agreements	1,235	1,235	2,153	2,153
Unrecognized financial instruments				
Standby letters of credit issued	$ -	$ -	$ -	$ -

We assume interest rate risk (the risk that general interest rate levels will change) as a result of our normal operations. As a result, the fair values of our financial instruments will change when interest rates levels change and that change may be either favorable or unfavorable to us. We attempt to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to repay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. We monitor rates and maturities of assets and liabilities and attempt to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate our overall interest rate risk.

Note 17 – Stock option plan

The Company has a First Capital Bancorp, Inc. 2000 Stock Option Plan (the Plan) pursuant to which options may be granted to Directors, officers and key employees. The Plan authorizes grants of options to purchase up to 338,484 shares of the Company's authorized, but unissued common stock. All stock options have been granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms, vest at the rate of 50 percent per year for Directors and 33 1/3 percent per year for employees.

A summary of the status of the Company's unvested stock options as of December 31, 2009 and changes during the year then ended is presented below:

Unvested Stock Options	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2008	53,675	$11.97
Granted	33,550	$4.56
Vested	39,618	9.32
Forfeitures	9,225	8.15
Unvested at December 31, 2009	38,382	$6.84

As of December 31, 2009, there was $75,923 of total unrecognized compensation costs related to unvested stock options. That cost is expected to be recognized over a period of 3.0 years.

The weighted-average option price and weighted-average remaining term of stock options awarded and not exercised were as follows as of December 31:

	2009	2008
Weighted-average price	$ 9.48	$ 10.00
Weighted-average term (in years)	5.18	5.55

A summary of the stock option activity is as follows:

	Options	Weighted-Average Exercise Price
Options outstanding December 31, 2007	271,900	$10.25
Granted	28,500	$9.78
Expired	7,125	$18.37
Options outstanding December 31, 2008	293,275	$10.00
Granted	33,550	$4.56
Expired	9,225	$8.15
Options outstanding December 31, 2009	317,600	$9.48

The following table summarizes information about stock options outstanding as December 31, 2009:

	Options Outstanding and Exercisable		
Exercise Prices	Number Outstanding and Exercisable at December 31, 2009	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$4.50 to $7.00	113,050	4.0 years	$5.70
$7.07 to $10.00	100,025	4.8 years	$9.38
$10.57 to $17.67	104,525	6.9 years	$13.68
	317,600		

The aggregate intrinsic value of options outstanding was approximately $8 thousand, options exercisable was approximately $4 thousand, and options unvested and expected to vest was approximately $4 thousand at December 31, 2009.

The Company estimates the fair value of each option grant on the date of the grant using the Black-Scholes option-pricing model. Additional valuation and related assumption information for the Company's stock option plan is presented below:

	Year Ended December 31,	
	2009	2008
Weighted average per share fair value of options granted during the year	$1.15	$3.35
Dividend yield	0.00%	0.00%
Expected life	6 years	6 years
Expected volatility	20.50%	27.77%
Average Risk-free interest rate	2.11%	3.27%

Note 18 – Other employee benefit plans

During April 1999, the Company instituted a contributory thrift plan through the Virginia Bankers Association, covering all eligible employees. Participants may make contributions to the plan during the year, with certain limitations. During 2009 and 2008, the Company contributed to the plan an amount equal to seventy-five percent of the first six percent contributed. The participants are 100% vested upon three years of service to the Company. Expenses amounted to $166,825 and $146,319 in 2009 and 2008, respectively.

Note 19 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. *Diluted* EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows:

	Year Ended December 31,	
	2009	2008
Net income (loss) available to common shareholders	$ (195,168)	$170,361
Weighted average number of shares outstanding	2,971,171	2,971,171
Earnings (loss) per common share - basic	($0.07)	$0.06
Effect of dilutive securities:		
Weighted average number of shares outstanding	2,971,171	2,971,171
Effect of stock options	-	12,669
Diluted average shares outstanding	2,971,171	2,983,840
Earnings (loss) per common share - assuming dilution	($0.07)	$0.06

Note 20 – Impact of Recently Issued Accounting Standards

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (ASC 855, Subsequent Events) "ASC 855". ACS 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 provides (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted ASC 855 in the second quarter of 2009. See Note 11 for additional information.

In June 2009, FASB issued SFAS No.168, FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (ASC 105, Generally Accepted Accounting Principles) "ASC 105", which states that the FASB Accounting Standards CodificationTM (Codification) will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The codification is effective for these third quarter financial statements and the principal impact is limited to disclosures as all future references to authoritative literature will be reference in accordance with the codification.

In April 2009, the FASB issued the following three FSPs intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities:

> FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10-65-4, Transition Related to FASB Staff Position FAS 157-4), provides additional guidance for estimating fair value in accordance

with SFAS No. 157 when the volume and level of activity for the asset or liability have decreased significantly. This FSP also provides guidance on identifying circumstances that indicate a transaction is not orderly. The provisions of this FSP are effective for the Company's interim period ending on June 30, 2009. The adoption of this FSP at June 30, 2009 did not have a material impact on the Company's statement of operations and balance sheet.

FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (ASC 825-10-65-1, Transition Related to FSP FAS 107-1 and APB 28-1), requires disclosures about fair value of financial instruments in interim reporting periods of publicly traded companies that were previously only required to be disclosed in annual financial statements. The provisions of this FSP are effective for the Company's interim period ending on June 30, 2009 and only amends the disclosure requirements about fair value of financial instruments in interim periods. The Company adopted this FSP during the second quarter of 2009. See Note 8 for additional information.

FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10-65-1, Transition Related to FSP FAS 115-2 and FAS 124-2), amends current other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The provisions of this FSP are effective for the Company's interim period ending on June 30, 2009. The Company adopted this FSP effective April 1, 2009. The adoption of this FSP did not have a material impact on the Company's statement of operations and balance sheet.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value. This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance or fourth quarter 2009. The Company is assessing the impact of ASU 2009-05 on our financial condition, results of operations, and disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

Note 21 – Subsequent Events

During the first quarter of 2010, the Company entered into an agreement to purchase its corporate headquarters for approximately $3.4 million. The Company anticipates closing on the purchase during the second quarter of 2010.

Note 22 – Condensed Financial Information – Parent Company Only

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash on deposit with subsidiary bank	$1,854,985	$524,733
Investment is subsidiary	49,418,325	39,894,417
Investment is special purpose subsidiary	155,000	155,000
Other assets	258,084	9,420
	$51,686,394	$40,583,570
Liabilities and Stockholder's Equity		
Trust preferred debt	$5,155,000	$5,155,000
Other liabilities	72,964	8,998
Total liabilities	5,227,964	5,163,998
Stockholders' Equity		
Preferred stock	43,832	-
Common stock	11,884,684	11,884,684
Additional paid-in capital	29,696,114	18,650,379
Retained earnings	4,493,471	4,688,639
Warrants	660,769	-
Discount on preferred stock	(564,395)	-
Accumulated other comprehensive income, net of taxes	243,955	195,870
Total stockholders' equity	46,458,430	35,419,572
	$51,686,394	$40,583,570

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statement of Income
Year Ended December 31, 2009 and 2008

	2009	2008
Income		
Interest income	$98,944	$223,761
Dividends	4,201	7,838
Total Income	103,145	231,599
Expenses		
Interest	139,731	258,729
Merger costs	284,542	-
Other expenses	92	225
Total Expenses	424,365	258,954
Net income before tax benefit	(321,220)	(27,355)
Income tax benefit	(108,800)	(9,150)
Net loss before undistributed equity in subsidiary	(212,420)	(18,205)
Undistributed equity in subsidiary	519,985	188,566
Net income	$307,565	$170,361

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statement of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities		
Net income	$307,565	$170,361
Adjustments to reconcile net income to net cash provided by operating activities		
Undistributed earnings of subsidiary	(519,985)	(188,566)
(Increase) in other assets	(248,664)	(9,079)
Increase (decrease) in other liabilities	63,967	(81,166)
Net cash used in operations	(397,117)	(108,450)
Cash Flows from Investing Activities		
Capital contribution to subsidiary	(8,800,000)	(6,800,000)
Net cash from (used) in investing activities	(8,800,000)	(6,800,000)
Cash Flows from Financing Activities		
Issuance of preferred stock to U.S. Treasury, net of related expenses	10,933,728	-
Dividends on preferred stock	(406,359)	-
Net cash provided by financing activities	10,527,369	-
Net increase in cash	1,330,252	(6,908,450)
Cash and cash equivalents, beginning of year	524,733	$7,433,183
Cash and cash equivalents, end of year	$1,854,985	$524,733


First
Capital
Bancorp,
Inc.

...Where People Matter

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To Nurture our Clients, Reward our Shareholders, Inspire our Employees and Embrace our Community.

At First Capital Bank, whether you're a customer, shareholder or employee, we accomplish this through our dedication to One Simple Principle...

People Matter!